Filed by International Paper Company
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934
                            Subject Company: Champion International Corporation
                                                 Commission File No.: 001-03053


    THIS FILING SUPERSEDES THE PREVIOUS RULE 425 FILING MADE EARLIER TODAY.


The following correspondence and Agreement and Plan of Merger relate to International Paper Company's revised offer to Champion International Corporation.



                          International Paper Company
                             2 Manhattanville Road
                            Purchase, New York 10577


                                                              May 9, 2000


Champion International Corporation
One Champion Plaza
Stamford, Connecticut 06921
Attention: Richard E. Olson
Chairman and CEO


Gentlemen:

         Please find attached hereto an Agreement and Plan of Merger (the "Merger Agreement") among International Paper Company ("IP"), Champion International Corporation ("Champion") and Condor Acquisition Corporation, a wholly-owned subsidiary of IP ("Merger Sub"), setting forth the definitive terms of the proposed merger of Champion and Merger Sub. Except as specified below, the execution and delivery of the Merger Agreement by IP and Merger Sub hereby constitute a binding, irrevocable offer (the "Offer") to Champion by IP and Merger Sub to enter into the Merger Agreement and to effect the merger and the other transactions contemplated by the Merger Agreement on the terms specified therein.

         IP and Merger Sub will have the right to withdraw the Offer by written notice to Champion if (x) the Board of Directors of Champion has not determined that the Offer constitutes a Superior Proposal (as defined in Section 6.7(a) of the Agreement and Plan of Merger dated as of February 17, 2000 among Champion, UPM-Kymmene Corporation and Blue Acquisition, Inc.) prior to 11:59 p.m., New York City time, on May 9, 2000 or (y) Champion has not accepted the Offer and executed the Merger Agreement prior to 6:00 p.m., New York City time, on May 12, 2000. Champion can accept the Offer at any time prior to written notice of withdrawal by IP and Merger Sub in accordance with the terms of this letter agreement by executing the Merger Agreement and delivering it to IP.

         IP represents to Champion that the execution, delivery and performance of the Merger Agreement by IP and Merger Sub, and the consummation of the transactions contemplated thereby, are within the corporate powers of IP and Merger Sub, and have been duly authorized by all necessary corporate action on the part of IP and Merger Sub. In addition, IP represents to Champion that the Merger Agreement constitutes a valid and binding agreement of IP and Merger Sub and will, upon execution by Champion, be enforceable against IP and Merger Sub in accordance with its terms.

         The Offer and our other agreements set forth in this letter agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflicts of laws principles thereof.


                                            Very truly yours,

                                            INTERNATIONAL PAPER COMPANY


                                            By: /s/ William B. Lytton
                                               ---------------------------------
                                                Name:  William B. Lytton
                                                Title: Senior Vice President and
                                                       General Counsel

================================================================================


                          AGREEMENT AND PLAN OF MERGER


                                  BY AND AMONG


                          INTERNATIONAL PAPER COMPANY,


                         CONDOR ACQUISITION CORPORATION


                                      AND


                       CHAMPION INTERNATIONAL CORPORATION




                           Dated as of May [__], 2000




================================================================================

                               TABLE OF CONTENTS

                             ----------------------

                                                                         PAGE

                                   ARTICLE 1
                                  DEFINITIONS

SECTION 1.01.  Definitions..................................................1

                                   ARTICLE 2
                                   THE OFFER

SECTION 2.01.  The Offer....................................................8
SECTION 2.02.  Company Action..............................................10
SECTION 2.03.  Directors...................................................11

                                   ARTICLE 3
                                   THE MERGER

SECTION 3.01.  The Merger..................................................13
SECTION 3.02.  Certificate of Incorporation of the Surviving Corporation...13
SECTION 3.03.  By-Laws of the Surviving Corporation........................13
SECTION 3.04.  Directors and Officers of the Surviving Corporation.........13
SECTION 3.05.  Closing.....................................................14

                                   ARTICLE 4
                    CONVERSION OF SHARES AND RELATED MATTERS

SECTION 4.01.  Exchange Ratio..............................................14
SECTION 4.02.  Conversion of Capital Stock.................................14
SECTION 4.03.  Exchange of Shares..........................................15
SECTION 4.04.  Exchange of Certificates....................................15
SECTION 4.05.  Company Stock Options and Stock Rights......................19

                                   ARTICLE 5
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

SECTION 5.01.  Due Organization, Good Standing and Corporate Power.........21
SECTION 5.02.  Authorization and Validity of Agreement.....................21
SECTION 5.03.  Capitalization..............................................22
SECTION 5.04.  Consents and Approvals; No Violations.......................23
SECTION 5.05.  Company Reports and Financial Statements....................24

                                                                         PAGE

SECTION 5.06.  Information to Be Supplied..................................25
SECTION 5.07.  Absence of Certain Events...................................25
SECTION 5.08.  Litigation..................................................26
SECTION 5.09.  Title to Properties; Encumbrances...........................26
SECTION 5.10.  Compliance with Laws........................................27
SECTION 5.11.  Company Employee Benefit Plans..............................27
SECTION 5.12.  Employment Relations and Agreement..........................29
SECTION 5.13.  Taxes.......................................................30
SECTION 5.14.  Intellectual Property.......................................31
SECTION 5.15.  Broker's or Finder's Fee....................................32
SECTION 5.16.  Environmental Laws and Regulations..........................32
SECTION 5.17.  State Takeover Statutes.....................................34
SECTION 5.18.  Voting Requirements; Board Approval; Appraisal Rights.......34
SECTION 5.19.  Opinion of Financial Advisor................................34
SECTION 5.20.  Trust Agreement.............................................34
SECTION 5.21.  Termination of Existing Agreements..........................35

                                   ARTICLE 6
            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

SECTION 6.01.  Due Organization, Good Standing and Corporate Power.........35
SECTION 6.02.  Authorization and Validity of Agreement.....................36
SECTION 6.03.  Capitalization..............................................36
SECTION 6.04.  Consents and Approvals; No Violations.......................37
SECTION 6.05.  Parent Reports and Financial Statements.....................38
SECTION 6.06.  Information to Be Supplied..................................39
SECTION 6.07.  Absence of Certain Events...................................40
SECTION 6.08.  Litigation..................................................40
SECTION 6.09.  Title to Properties; Encumbrances...........................41
SECTION 6.10.  Compliance with Laws........................................41
SECTION 6.11.  Parent Employee Benefit Plans...............................41
SECTION 6.12.  Employment Relations and Agreement..........................43
SECTION 6.13.  Taxes.......................................................44
SECTION 6.14.  Intellectual Property.......................................45
SECTION 6.15.  Broker's or Finder's Fee....................................46
SECTION 6.16.  Environmental Laws and Regulations..........................46
SECTION 6.17.  Ownership of Capital Stock..................................46
SECTION 6.18.  No Prior Activities.........................................46
SECTION 6.19.  Opinion of Financial Advisor................................47
SECTION 6.20.  Financing...................................................47

                                                                         PAGE

                                   ARTICLE 7
                       TRANSACTIONS PRIOR TO CLOSING DATE

SECTION 7.01.  Access to Information Concerning Properties and Records.....47
SECTION 7.02.  Confidentiality.............................................48
SECTION 7.03.  Conduct of the Business of the Company Pending the Closing
                 Date......................................................48
SECTION 7.04.  Conduct of the Business of Parent Pending the Closing Date..52
SECTION 7.05.  Company Shareholder Meeting; Preparation of Proxy
                 Statement/Prospectus......................................53
SECTION 7.06.  Reasonable Best Efforts.....................................55
SECTION 7.07.  No Solicitation.............................................55
SECTION 7.08.  Notification of Certain Matters.............................58
SECTION 7.09.  Antitrust Laws..............................................58
SECTION 7.10.  Directors' and Officers' Insurance..........................60
SECTION 7.11.  Public Announcements........................................61
SECTION 7.12.  Transfer Tax................................................62
SECTION 7.13.  NYSE Listing................................................62
SECTION 7.14.  Affiliates of the Company...................................62
SECTION 7.15.  Employee Benefits...........................................62
SECTION 7.16.  Section 16 Matters..........................................66
SECTION 7.17.  Voting of Shares............................................67

                                   ARTICLE 8
                            CONDITIONS TO THE MERGER

SECTION 8.01.  Conditions to Obligations of Each Party.....................67
SECTION 8.02.  Conditions To the Obligations of Parent and Merger Sub......67

                                   ARTICLE 9
                          TERMINATION AND ABANDONMENT

SECTION 9.01.  Termination.................................................68
SECTION 9.02.  Effect of Termination.......................................69
SECTION 9.03.  Payment of Certain Fees.....................................70

                                   ARTICLE 10
                                 MISCELLANEOUS

SECTION 10.01.  Representations and Warranties.............................71
SECTION 10.02.  Extension; Waiver..........................................71
SECTION 10.03.  Notices....................................................72

                                                                         PAGE

SECTION 10.04.  Entire Agreement...........................................73
SECTION 10.05.  Binding Effect; Benefit; Assignment........................73
SECTION 10.06.  Amendment and Modification.................................73
SECTION 10.07.  Further Actions............................................73
SECTION 10.08.  Headings...................................................73
SECTION 10.09.  Enforcement................................................74
SECTION 10.10.  Counterparts...............................................74
SECTION 10.11.  Applicable Law.............................................74
SECTION 10.12.  Severability...............................................74
SECTION 10.13.  Waiver of Jury Trial.......................................74


Exhibits

Exhibit A         Rule 145 Affiliate Agreement


Schedules

Company Disclosure Letter
Parent Disclosure Letter

                          AGREEMENT AND PLAN OF MERGER

         AGREEMENT AND PLAN OF MERGER, dated as of May [__], 2000 (this "Agreement"), by and among INTERNATIONAL PAPER COMPANY, a New York corporation ("Parent"), CONDOR ACQUISITION CORPORATION, a New York corporation and a direct wholly-owned subsidiary of Parent ("Merger Sub"), and CHAMPION INTERNATIONAL CORPORATION, a New York corporation (the "Company").

         WHEREAS, the Boards of Directors of Parent and the Company each have determined that it is advisable and in the best interests of each corporation and their respective shareholders to effect a business combination between Parent and the Company, and accordingly have agreed to effect the merger of Merger Sub with and into the Company, with the Company as the surviving corporation, upon the terms and subject to the conditions set forth herein (the "Merger"); and

         WHEREAS, by resolutions duly adopted, the respective Boards of Directors of the Company, Parent and Merger Sub have approved and adopted this Agreement and the transactions contemplated hereby;

         NOW THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements herein contained, the parties hereto agree as follows:


                                   ARTICLE 1
                                  DEFINITIONS

         SECTION 1.01. Definitions. When used in this Agreement, the following terms shall have the respective meanings specified therefor below (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

         "Acquisition Agreement" shall have the meaning set forth in Section 7.07(b).

         "Affiliate" of any Person shall mean any Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided that, for the purposes of this definition, "control" (including with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such

Person, whether through the ownership of voting securities or partnership interests, by contract or otherwise.

         "Agreement" shall have the meaning set forth in the preamble hereto.

         "Antitrust Authorities" shall have the meaning set forth in Section 7.09(d).

         "Antitrust Law" shall have the meaning set forth in Section 7.09(d).

         "Average Price" shall have the meaning set forth in Section 4.01.

         "BCL" shall have the meaning set forth in Section 2.02(a).

         "Business Day" means a day other than a Saturday, a Sunday or a day on which banks in New York, New York are permitted or required to close.

         "Certificate of Merger" shall have the meaning set forth in Section 3.01(a).

         "Certificate" shall have the meaning set forth in Section 4.02(c).

         "Claims" shall have the meaning set forth in Section 5.16.

         "Closing" shall have the meaning set forth in Section 3.05.

         "Closing Date" shall have the meaning set forth in Section 3.05.

         "Code" shall have the meaning set forth in Section 4.05(a).

         "Company" shall have the meaning set forth in the preamble hereto.

         "Company Common Stock" shall mean the Company's common stock, par value $0.50 per share, including the associated rights (the "Rights") to purchase the Series C Participating Cumulative Preference Stock of the Company issued pursuant to the Rights Agreement, dated as of May [__], 2000, between the Company and the rights agent thereunder.

         "Company Disclosure Letter" shall have the meaning set forth in
Article 5.

         "Company Employee Benefit Plans" shall have the meaning set forth in
Section 5.11(a).

         "Company Intellectual Property" shall have the meaning set forth in
Section 5.14(a).

         "Company Material Adverse Effect" shall mean any event, change, occurrence, effect, fact or circumstance that is materially adverse to (i) the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated hereby or (ii) the business, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, but shall exclude any material adverse effect arising out of (i) any change in (x) U.S. or global economic or industry conditions, (y) changes in U.S. or global financial markets or conditions or
(z) any generally applicable change in law, rule or regulation or GAAP or interpretation of any of the foregoing and/or (ii) the announcement of this Agreement or the transactions contemplated hereby or the termination of the Agreement and Plan of Merger, dated as of February 17, 2000, by and among the Company, UPM-Kymmene Corporation and Blue Acquisition, Inc.

         "Company Multiemployer Plans" shall have the meaning set forth in
Section 5.11(b).

         "Company Options" shall mean the options to purchase shares of the Company Common Stock, whether issued pursuant to a Company Employee Benefit Plan or otherwise.

         "Company Preferred Stock" shall have the meaning set forth in Section 5.03(a).

         "Company Property" shall have the meaning set forth in Section 5.16.

         "Company Recommendation" shall have the meaning set forth in Section 7.05(a).

         "Company SEC Reports" shall have the meaning set forth in Section 5.05(a).

         "Company Securities" shall mean shares of the Company Common Stock and the Company Options.

         "Company Shareholder Approval" shall mean the approval of not less than two-thirds of the vote of all outstanding shares of Company Common Stock of this Agreement and the Merger at the Company Shareholder Meeting.

         "Company Shareholder Meeting" shall have the meaning set forth in
Section 7.05(a).

         "Company Stock Plans" shall have the meaning set forth in Section 4.05(a).

         "Company Stock Rights" shall have the meaning set forth in Section 4.05(a).

         "Competition Act" shall have the meaning set forth in Section 5.04.

         "Continuing Directors" shall have the meaning set forth in Section 2.03(a).

         "Contracts" shall have the meaning set forth in Section 5.04.

         "Effective Time" shall have the meaning set forth in Section 3.01(a).

         "Environmental Claims" shall have the meaning set forth in Section
5.16.

         "Environmental Law" shall have the meaning set forth in Section 5.16.

         "ERISA" shall have the meaning set forth in Section 5.11(a).

         "European Antitrust Laws" shall have the meaning set forth in Section 5.04.

         "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

         "Exchange Agent" shall have the meaning set forth in Section 4.03.

         "Exchange Fund" shall have the meaning set forth in Section 4.04(a).

         "Exchange Ratio" shall have the meaning set forth in Section 4.01.

         "Expenses" shall have the meaning set forth in Section 9.03(b).

         "Funding Amount" shall have the meaning set forth in Section 5.20.

         "GAAP" shall mean generally accepted accounting principles of the United States of America, as in effect from time to time.

         "Governmental Authority" shall have the meaning set forth in Section 5.04.

         "Hazardous Materials" shall have the meaning set forth in Section
5.16.

         "HSR Act" shall have the meaning set forth in Section 5.04.

         "Indemnified Parties" shall have the meaning set forth in Section 7.10(b).

         "Issuance Obligation" shall have the meaning set forth in Section 5.03(a).

         "Laws" shall have the meaning set forth in Section 5.04.

         "Liens" shall have the meaning set forth in Section 6.03(b).

         "Merger" shall have the meaning set forth in the first recital hereto.

         "Merger Sub" shall have the meaning set forth in the preamble hereto.

         "Merger Sub Common Stock" shall mean Merger Sub's common stock, par value $1.00 per share.

         "Minimum Condition" shall have the meaning set forth in Section
2.01(a).

         "Named Executive" shall have the meaning set forth in Section 7.15(i).

         "NYSE" shall mean the New York Stock Exchange, Inc.

         "Offer" shall have the meaning set forth in Section 2.01(a).

         "Offer Documents" shall have the meaning set forth in Section 2.01(b).

         "Option" shall have the meaning set forth in Section 4.05(a).

         "Orders" shall have the meaning set forth in Section 5.04.

         "Orders of Disposition" shall have the meaning set forth in Section 7.09(b)(3).

         "Parent" shall have the meaning set forth in the preamble hereto.

         "Parent Common Stock" shall mean Parent's common stock, par value $1.00 per share.

         "Parent Disclosure Letter" shall have the meaning set forth in Article
6.

         "Parent Employee Benefit Plans" shall have the meaning set forth in
Section 6.11(a).

         "Parent Intellectual Property" shall have the meaning set forth in
Section 6.14(a).

         "Parent Material Adverse Effect" shall mean any event, change, occurrence, effect, fact or circumstance that is materially adverse to (i) the ability of Parent to perform its obligations under this Agreement or to consummate the transactions contemplated hereby or (ii) the business, assets, liabilities, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole, but shall exclude any material adverse effect arising out of (i) any change in (x) U.S. or global economic or industry conditions, (y) changes in U.S. or global financial markets or conditions or
(z) any generally applicable change in law, rule or regulation, GAAP or interpretation of any of the foregoing and/or (ii) the announcement of this Agreement or the transactions contemplated hereby.

         "Parent Multiemployer Plan" shall have the meaning set forth in
Section 6.11(b).

         "Parent Preferred Stock" shall have the meaning set forth in Section 6.03(a).

         "Parent Property" shall have the meaning set forth in Section 6.16.

         "Parent SEC Reports" shall have the meaning set forth in Section
6.05(a).

         "Permits" shall have the meaning set forth in Section 5.10(b).

         "Person" shall mean and include an individual, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, a limited liability company, a group and a government or other department or agency thereof.

         "Proxy Statement/Prospectus" shall mean the proxy statement/prospectus included in the Registration Statement relating to the Company Shareholder Meeting.

         "Registration Statement" shall have the meaning set forth in Section 6.06(a).

         "Release" shall have the meaning set forth in Section 5.16.

         "Returns" shall have the meaning set forth in Section 5.13(a).

         "Rule 145 Affiliates" shall have the meaning set forth in Section
7.14.

         "Rule 145 Affiliate Agreement" shall have the meaning set forth in
Section 7.14.

         "Schedule 14D-9" shall have the meaning set forth in Section 2.01(b).

         "Schedule TO" shall have the meaning set forth in Section 2.01(b).

         "SEC" shall mean the U.S. Securities and Exchange Commission.

         "Securities Act" shall mean the Securities Act of 1933, as amended.

         "Significant Subsidiary" with respect to a Person shall mean any Subsidiary that constitutes a "significant subsidiary" of such Person within the meaning of Rule 1-02 of Regulation S-X of the Exchange Act.

         "Subsidiary" with respect to a Person shall mean (x) any partnership of which such Person or any of its Subsidiaries is a general partner or (y) any other entity in which such Person or any of its Subsidiaries owns or has the power to vote more than 50% of the equity interests in such entity having general voting power to participate in the election of the governing body of such entity.

         "Superior Proposal" shall have the meaning set forth in Section
7.07(a).

         "Surviving Corporation" shall have the meaning set forth in Section 3.01(b).

         "Takeover Proposal" shall have the meaning set forth in Section
7.07(a).

         "Taxes" shall have the meaning set forth in Section 5.13(a).

         "Termination Date" shall have the meaning set forth in Section 9.01(d)(i).

         "Termination Fee" shall have the meaning set forth in Section 9.03(a).

         "Third Party Acquisition Event" shall have the meaning set forth in
Section 9.03(b).

         "Trading Day" shall mean any day on which securities are traded on the NYSE.

         "Transfer Taxes" shall have the meaning set forth in Section 7.12.

         "Trust Agreement" shall have the meaning set forth in Section 5.20.

         "Voting Debt" shall have the meaning set forth in Section 5.03(a).


                                   ARTICLE 2
                                   THE OFFER

         SECTION 2.01. The Offer. (a) Provided that nothing shall have occurred that, had the Offer referred to below been commenced, would give rise to a right to terminate the Offer pursuant to any of the conditions set forth in Annex I hereto, as promptly as practicable after the date hereof following the public announcement of the terms of this Agreement (but in no event later than five Business Days after the date hereof), Merger Sub shall commence an offer (the "Offer") to purchase two-thirds of the shares of Company Common Stock outstanding on a fully-diluted basis at a price of $75 per share, net to the seller in cash. The Offer shall be subject only to the condition that there shall be validly tendered in accordance with the terms of the Offer, prior to the expiration date of the Offer and not withdrawn, a number of shares of Company Common Stock that, together with the shares of Company Common Stock then owned by Parent and/or Merger Sub, represents at least two-thirds of the shares of Company Common Stock outstanding on a fully-diluted basis (the "Minimum Condition") and to the other conditions set forth in Annex I hereto. Merger Sub expressly reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer; provided that (i) the Minimum Condition may be amended or waived only with the prior written consent of the Company and (ii) no change may be made that changes the form of consideration to be paid, decreases the price per share of Company Common Stock or the number of shares of Company Common Stock sought in the Offer, imposes conditions to the Offer in addition to those set forth in Annex I, extends the expiration date of the Offer beyond the initial expiration date of the Offer (which shall be the 20th Business Day after the commencement of the Offer) or makes any other change which is adverse to the holders of the shares of Company Common Stock. Notwithstanding the foregoing, without the consent of the

Company, Merger Sub shall have the right to extend the Offer (i) for one or more periods (not in excess of 10 Business Days each) but in no event ending later than August 31, 2000 if, at the scheduled or extended expiration date of the Offer, any of the conditions to the Offer shall not have been satisfied or waived, until such conditions are satisfied or waived and (ii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period required by applicable law. If any of the conditions to the Offer is not satisfied or waived on any scheduled expiration date of the Offer, at the request of the Company, Parent shall cause Merger Sub to, and Merger Sub shall, extend the Offer, if such condition or conditions could reasonably be expected to be satisfied, from time to time until such conditions are satisfied or waived; provided that Merger Sub shall not be required to extend the Offer beyond August 31, 2000. Subject to the foregoing and upon the terms and subject to the conditions of the Offer, Merger Sub shall, and Parent shall cause it to, accept for payment and pay for, as promptly as practicable after the expiration of the Offer, all shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer. If the aggregate number of shares of Company Common Stock validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration date of the Offer exceeds two-thirds of the shares of Company Common Stock outstanding on a fully-diluted basis as of the expiration date of the Offer, Merger Sub will be obligated to accept for payment and pay for, from each holder of shares of Company Common Stock who has so tendered and not withdrawn such holder's shares of Company Common Stock, a number of shares of Company Common Stock equal to the product of (x) the number of shares of Company Common Stock so tendered and not withdrawn by such holder and (y) a fraction, the numerator of which shall be the number of shares of Company Common Stock equal to two-thirds of the shares of Company Common Stock outstanding on a fully-diluted basis as of the expiration date of the Offer, and the denominator of which shall be the aggregate number of shares of Company Common Stock validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration date of the Offer.

          (b) As soon as practicable on the date of commencement of the Offer, Parent and Merger Sub shall file with the SEC a Tender Offer Statement on Schedule TO (the "Schedule TO") with respect to the Offer (such Schedule TO and such documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the "Offer Documents"). Parent, Merger Sub and the Company each agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect. Parent and Merger Sub agree to take all steps necessary to cause the Schedule TO as so corrected to be filed with the SEC and the other Offer Documents as so corrected to be disseminated to holders of shares of Company Common Stock, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given an opportunity to review and comment on the Offer Documents prior to their being filed with the SEC or disseminated to the holders of shares of Company Common Stock. Each of Parent and Merger Sub agrees to provide the Company and its counsel with any comments Parent and Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments and shall provide the Company and its counsel an opportunity to participate in the response of Parent or Merger Sub to such comments, including by participating with Parent and Merger Sub or their counsel in any discussions with the SEC or its staff.

         SECTION 2.02. Company Action. (a) The Company hereby consents to the Offer and represents that its Board of Directors, at a meeting duly called and held, has (i) unanimously determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to and in the best interests of the Company's stockholders, (ii) unanimously approved and adopted this Agreement and the transactions contemplated hereby, including the Offer and the Merger, in accordance with the requirements of the New York Business Corporation Law (the "BCL") and (iii) subject to Section 7.07, unanimously resolved to recommend acceptance of the Offer and approval and adoption of this Agreement and the Merger by its stockholders. The Company further represents that Goldman, Sachs & Co. has delivered to the Company's Board of Directors its written opinion that the consideration to be paid in the Offer and the Merger is fair to the holders of shares of Company Common Stock from a financial point of view. The Company has been advised that all of its directors and executive officers who own shares of Company Common Stock intend either to tender their shares of Company Common Stock pursuant to the Offer or to vote in favor of the Merger. The Company will promptly furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of shares of Company Common Stock and lists of securities positions of shares of Company Common Stock held in stock depositories, in each case true and correct as of the most recent practicable date, and will provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer.

          (b) As soon as practicable on the day that the Offer is commenced, the Company shall file with the SEC and disseminate to holders of shares of Company Common Stock, in each case as and to the extent required by applicable federal securities laws, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the "Schedule 14D-9") that, subject to Section 7.07, shall reflect the recommendations of the

Company's Board of Directors referred to above; provided, however, that prior to the consummation of the Offer, the Board of Directors of the Company may amend, modify, withdraw, condition or qualify such recommendations or may take any action or make any statement inconsistent with such recommendations, to the extent a majority of the Company's Board of Directors concludes in its good faith judgment, after receiving the advice of outside legal counsel, that it is necessary to take such action in order to comply with its fiduciary duties to shareholders under applicable law. The Company agrees to provide Parent and its counsel with any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments and shall provide Parent and its counsel an opportunity to participate in the response of the Company to such comments, including by participating with the Company or its counsel in any discussions with the SEC or its staff. The Company, Parent and Merger Sub each agree promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect. The Company agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of shares of Company Common Stock, in each case as and to the extent required by applicable federal securities laws. Parent and its counsel shall be given an opportunity to review and comment on the Schedule 14D-9 prior to its being filed with the SEC.

         SECTION 2.03. Directors. (a) Effective upon the acceptance for payment of any shares of Company Common Stock pursuant to the Offer, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board of Directors (giving effect to the election of any additional directors pursuant to this Section) and (ii) the percentage that the number of shares of Company Common Stock beneficially owned by Parent and/or Merger Sub (including shares of Company Common Stock accepted for payment) bears to the total number of shares of Company Common Stock outstanding, and the Company shall take all action necessary to cause Parent's designees to be elected or appointed to the Company's Board of Directors, including increasing the number of directors, and seeking and accepting resignations of incumbent directors. At such time, the Company will also use its best efforts to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on (i) each committee of the Board and (ii) each board of directors of each Subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Board of Directors of the Company. Notwithstanding the provisions of this Section 2.03, the parties hereto shall use their respective best efforts to ensure that at least two of the members of the Company's Board of Directors shall, at all times prior to the Effective Time, be directors of the

Company who were directors of the Company on the date hereof (the "Continuing Directors"); provided that if there shall be in office fewer than two Continuing Directors for any reason, the Company's Board of Directors shall cause a person designated by the remaining Continuing Director to fill such vacancy who shall be deemed to be a Continuing Director for all purposes of this Agreement, or if no Continuing Directors then remain, the other directors of the Company then in office shall designate two persons to fill such vacancies who will not be officers or employees or affiliates of the Company, Parent or Merger Sub or any of their respective Subsidiaries and such persons shall be deemed to be Continuing Directors for all purposes of this Agreement.

          (b) The Company's obligations to appoint Parent's designees to the Company's Board of Directors shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions, and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors, as Section 14(f) and Rule 14f-1 require in order to fulfill its obligations under this Section, so long as Parent shall have provided to the Company on a timely basis the information referred to in the following sentence. Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

          (c) Following the election or appointment of Parent's designees pursuant to Section 2.03(a) and until the Effective Time, the approval of a majority of the Continuing Directors shall be required to authorize (and such authorization shall constitute the authorization of the Company's Board of Directors and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any termination of this Agreement by the Company, any amendment of this Agreement requiring action by the Company's Board of Directors, any extension of time for performance of any obligation or action hereunder by Parent or Merger Sub, any waiver of compliance with any of the agreements or conditions contained herein for the benefit of the Company, any consent or action by the Board of Directors of the Company hereunder and any other action of the Company hereunder which adversely affects the holders of shares of Company Common Stock (other than Parent or Purchaser).

                                   ARTICLE 3
                                   THE MERGER

         SECTION 3.01. The Merger. (a) Upon the terms and subject to the conditions of this Agreement, as soon as practicable after satisfaction or, to the extent permitted hereby, waiver of all conditions to the Merger set forth herein, a certificate of merger (the "Certificate of Merger") shall be duly prepared, executed and acknowledged by Merger Sub and the Company in accordance with the BCL and shall be filed with the Secretary of State of New York. The Merger shall become effective upon the filing of the Certificate of Merger (or at such later time reflected in such Certificate of Merger as shall be agreed to by Parent and the Company). The date and time when the Merger shall become effective is hereinafter referred to as the "Effective Time."

          (b) At the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation under the laws of the State of New York (the "Surviving Corporation").

          (c) From and after the Effective Time, the Merger shall have the effects set forth in this Agreement and in Section 906 of BCL.

         SECTION 3.02. Certificate of Incorporation of the Surviving Corporation. The Certificate of Incorporation of the Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation.

         SECTION 3.03. By-Laws of the Surviving Corporation. The By-Laws of the Merger Sub, as in effect immediately prior to the Effective Time, shall be the By-Laws of the Surviving Corporation.

         SECTION 3.04. Directors and Officers of the Surviving Corporation. At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each of such directors to hold office, subject to the applicable provisions of the BCL and the Certificate of Incorporation and By-Laws of the Surviving Corporation, until the next annual shareholders' meeting of the Surviving Corporation and until their respective successors shall be duly elected or appointed and qualified. At the Effective Time, the officers of the Company immediately prior to the Effective Time shall, subject to the applicable provisions of the Certificate of Incorporation and By- Laws of the Surviving Corporation, be the officers of the Surviving Corporation until their respective successors shall be duly elected or appointed and qualified.

         SECTION 3.05. Closing. The closing of the Merger (the "Closing") shall be held at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017 as soon as practicable, but in any event within three (3) Business Days after the last of the conditions (excluding conditions that, by their nature, cannot be satisfied until the Closing Date) set forth in Article 8 hereof is satisfied or waived or at such other time and date as the parties hereto shall agree in writing. Such date is herein referred to as the "Closing Date."


                                   ARTICLE 4
                    CONVERSION OF SHARES AND RELATED MATTERS

         SECTION 4.01. Exchange Ratio. The "Exchange Ratio" (as the same may be adjusted pursuant to Section 4.02(d)) shall be equal to (i) $75 divided by the Average Price (as defined below), if the Average Price is greater than or equal to $34.50; or (ii) 2.17391, if the Average Price is less than $34.50. "Average Price" means the average (rounded to the nearest 1/10,000) of the volume weighted averages (rounded to the nearest 1/10,000) of the trading prices of Parent Common Stock on the NYSE, as reported by Bloomberg Financial Markets (or such other source as the parties shall agree in writing), for the 15 Trading Days randomly selected by lot by Parent and the Company together from the 30 consecutive Trading Days ending on the third Trading Day immediately preceding the date on which all of the conditions to the Closing (other than conditions that, by their terms, cannot be satisfied until the Closing Date so long as it is reasonably apparent that such conditions will be able to be satisfied on the Closing Date) set forth in Article 8 have been satisfied or waived.

         SECTION 4.02. Conversion of Capital Stock. At the Effective Time, by virtue of the Merger:

          (a) Cancellation of Treasury Stock and Stock Owned by Parent and Merger Sub. All shares of Company Common Stock owned by the Company as treasury stock and any shares of Company Common Stock owned by Parent, Merger Sub or any Subsidiary of Parent or Merger Sub immediately prior to the Effective Time shall, by virtue of the Merger, and without any action on the part of the holder thereof, no longer be outstanding, shall be canceled and retired without payment of any consideration therefor and shall cease to exist.

          (b) Capital Stock of Merger Sub. Each share of Merger Sub Common Stock outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation.

          (c) Conversion of Company Common Stock. Except as provided in clause
(a) of this Section 4.02, each share of Company Common Stock outstanding immediately prior to the Effective Time shall be converted into and shall be canceled in exchange for the right to receive from Parent a number of shares of Parent Common Stock equal to the Exchange Ratio. At the Effective Time, all Company Common Stock shall no longer be outstanding, shall be canceled and retired and shall cease to exist, and each certificate (a "Certificate") formerly representing any of such Company Common Stock shall thereafter represent only the right to receive the number of whole shares of Parent Common Stock into which the Company Common Stock represented by such Certificate is converted pursuant to this Section 4.02(c) and the right, if any, to receive pursuant to Section 4.04(e) cash in lieu of fractional shares of Parent Common Stock and any dividend or distribution pursuant to Section 4.04(c), in each case without interest.

          (d) In the event that, subsequent to the date of this Agreement but prior to the Effective Time, the Company changes the number of shares of Company Common Stock, or Parent changes the number of shares of Parent Common Stock, issued and outstanding as a result of a stock split, stock combination, stock dividend, recapitalization, redenomination of share capital or other similar transaction, the Exchange Ratio and other items dependent thereon shall be appropriately adjusted.

         SECTION 4.03. Exchange of Shares. Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company as exchange agent (the "Exchange Agent") for the purposes of exchanging the Certificates for shares of Parent Common Stock and cash in lieu of fractional shares of Parent Common Stock. Promptly after the Effective Time, Parent will send, or will cause the Exchange Agent to send, to each holder of record of Company Common Stock as of the Effective Time (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in customary form and have such other customary provisions as the Surviving Corporation or Parent may reasonably specify) providing instructions for use in effecting the surrender of Certificates in exchange for certificates representing shares of Parent Common Stock and cash in lieu of fractional shares of Parent Common Stock.

         SECTION 4.04. Exchange of Certificates. (a) Exchange Agent. Within three Business Days following the Effective Time, Parent shall (i) allot to the Exchange Agent, as nominee for the benefit of the holders of Company Common Stock converted into the right to receive Parent Common Stock and cash in lieu of fractional shares of Parent Common Stock, the aggregate number of shares of

Parent Common Stock to be issued pursuant to Section 4.02(c) and (ii) deposit with the Exchange Agent an amount of cash sufficient to permit the Exchange Agent to make the necessary payments of cash in lieu of fractional shares of Parent Common Stock in accordance with Section 4.04(e) (such cash and shares of Parent Common Stock, together with any dividends or distributions with respect thereto being hereinafter referred to as the "Exchange Fund"), to be held for the benefit of and distributed to the holders of Company Common Stock in accordance with this Section. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by the Surviving Corporation on a daily basis in direct obligations of the United States, obligations for which the full faith and credit of the United States is pledged to provide for the payment of principal and interest, commercial paper rated the highest quality by Moody's Investors Services, Inc. or Standard & Poor's Ratings Group or certificates of deposit, bank repurchase agreements or bankers' acceptances of a commercial bank having at least $100,000,000 in assets, or in money market funds which are invested in the foregoing; provided that no such investment or loss thereon shall affect the amounts payable to the Company's shareholders pursuant to this
Article 4. Parent and the Surviving Corporation shall replace any monies lost through an investment made pursuant to this Section 4.04. Any interest and other income resulting from such investments shall promptly be paid to the Surviving Corporation. All Parent Common Stock to be issued and delivered to the holders of Company Common Stock in accordance with this Agreement shall, as of the Effective Time, be registered under the Securities Act pursuant to a registration statement on Form S-4 declared effective by the SEC.

          (b) Exchange Procedures. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with the letter of transmittal referred to in Section 4.03 duly executed and completed in accordance with its terms, the holder of such Certificate shall be entitled to receive in exchange therefor (i) a certificate or certificates representing the whole number of shares of Parent Common Stock into which the shares of Company Common Stock represented by such Certificate have been converted in accordance with Section 4.02(c), (ii) the amount of dividends or other distributions, if any, with a record date on or after the Effective Time which theretofore became payable with respect to such shares of Parent Common Stock, and (iii) the cash amount payable in lieu of fractional shares of Parent Common Stock in accordance with
Section 4.04(e), in each case which such holder has the right to receive pursuant to the provisions of this Article 4, and the Certificate so surrendered shall forthwith be canceled. In no event shall the holder of any Certificate be entitled to receive interest on any funds to be received in the Merger. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, a certificate or certificates representing that whole number of shares of Parent Common Stock into which such shares of Company Common Stock have been converted in accordance with Section 4.02(c), plus the cash amount payable in lieu of fractional shares of Parent Common Stock in accordance with Section 4.04(e), may be issued to a transferee if the Certificate representing such Company Common Stock is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 4.04(b) and subject to Section 4.04(c), each Certificate shall, after the Effective Time, represent for all purposes only the right to receive the whole number of shares of Parent Common Stock into which the number of shares of Company Common Stock shown thereon has been converted in accordance with Section 4.02(c), plus the cash amount payable in lieu of fractional shares of Parent Common Stock in accordance with Section 4.04(e). Notwithstanding the foregoing, certificates representing Company Common Stock surrendered for exchange by any Person constituting an "Affiliate" of the Company for purposes of Section 7.14 shall not be exchanged until Parent has received a Rule 145 Affiliate Agreement (as defined in Section 7.14) as provided in Section 7.14.

          (c) Distributions With Respect To Unexchanged Shares. No dividends or other distributions declared, made or paid after the Effective Time with respect to shares of Parent Common Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 4.04(e) until the holder of record of such Certificate shall surrender such Certificate in accordance with this Section. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing shares of Parent Common Stock, without interest, (i) at the time of such surrender, the amount of dividends or other distributions, if any, with a record date on or after the Effective Time which theretofore became payable, but which were not paid by reason of the immediately preceding sentence, with respect to such shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date on or after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such shares of Parent Common Stock. Dividends or other distributions with a record date on or after the Effective Time but prior to surrender of Certificates by holders thereof payable in respect of shares of Parent Common Stock held by the Exchange Agent shall be held in trust for the benefit of such holders of Certificates.

          (d) No Further Ownership Rights In Company Common Stock. All shares of Parent Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms hereof (including any cash paid pursuant to Section 4.04(e)) shall be deemed to have been issued at the Effective Time in full satisfaction of all rights pertaining to the shares of Company Common Stock represented thereby, subject, however, to the Surviving Corporation's obligation to pay any dividends which may have been declared by the Company on the shares of Company Common Stock in accordance with the terms of this Agreement and which remained unpaid at the Effective Time. From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers thereon of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section.

          (e) No Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock will be issued in the Merger upon the surrender for exchange of Certificates, and such fractional shares of Parent Common Stock will not entitle the owner thereof to vote or to any rights of a holder of shares of Parent Common Stock. In lieu of any such fractional shares of Parent Common Stock, each holder of Certificates who would otherwise have been entitled to a fraction of a share of Parent Common Stock in exchange for such Certificates (after taking into account all Certificates delivered by such holder) pursuant to this Section shall receive from the Exchange Agent, as applicable, a cash payment in lieu of such fractional share of Parent Common Stock, determined by multiplying (A) the average of the last reported sales prices of Parent Common Stock, as reported on the NYSE, on each of the 20 Trading Days ending on the third Trading Day immediately preceding the Closing Date by (B) the fractional share of Parent Common Stock to which such holder would otherwise be entitled.

          (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the shareholders of the Company for one (1) year after the Effective Time shall be delivered to or as directed by Parent, upon demand, and any holders of Certificates who have not theretofore complied with this Article 4 shall thereafter look only to Parent (subject to abandoned property, escheat and other similar laws) as a general creditor for payment of their claim for shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to shares of Parent Common Stock. Neither Parent nor the Surviving Corporation shall be liable to any holder of any Certificate for shares of Parent Common Stock (or dividends or distributions with respect thereto), or cash payable in respect of fractional shares of Parent Common Stock, delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Any securities or amounts remaining unclaimed by holders of Certificates five years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental entity) shall, to the extent permitted by applicable law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

          (g) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the whole number of shares of Parent Common Stock into which the shares of Company Common Stock formerly represented thereby have been converted, any cash in lieu of fractional shares of Parent Common Stock, and unpaid dividends and distributions in respect of or on shares of Parent Common Stock deliverable in respect thereof, pursuant to this Agreement.

          (h) Withholding Rights. Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the shares of Parent Common Stock (and any dividends or distributions thereon) and cash in lieu of fractional shares of Parent Common Stock otherwise payable hereunder to any holder of Certificates in respect of the shares of Company Common Stock formerly represented thereby such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign income tax law. To the extent that the Surviving Corporation or Parent so withholds those amounts, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

         SECTION 4.05. Company Stock Options and Stock Rights. (a) As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or the appropriate committee thereof) shall adopt such resolutions, take such actions and obtain such consents as may be required to effect the following, effective at the Effective Time:

          (i) each option granted to an employee or former employee of the Company (each, an "Option") to purchase shares of Company Common Stock theretofore granted under the Company's stock plans, programs, arrangements or agreements ("Company Stock Plans") which is outstanding and unexercised immediately prior to the Effective Time, whether or not vested or exercisable, shall be cancelled in exchange for a single lump sum cash payment (less any applicable income or employment tax withholding) payable by Parent at the Effective Time and equal to the product of (x) the number of shares of Company Common Stock subject to such Option immediately prior to the Effective Time and (y) the excess, if any, of $75 over the exercise price per share of Company Common Stock of such Option; and

         (ii) each restricted stock unit granted to an employee or former employee of the Company (each, a "Company Stock Right") under any Company Stock Plan, whether or not vested, outstanding immediately prior to the Effective Time shall be cancelled in exchange for a single lump sum cash payment (less any applicable income or employment tax withholding) payable by Parent at the Effective Time and equal to $75.

          (b) Prior to the Effective Time, the Company shall use its reasonable best efforts to take all actions (including, if appropriate, amending the terms of the Company's stock option or compensation plans or arrangements) and obtain such consents as are necessary to give the effect to the transactions contemplated by Section 4.05(a).

          (c) As soon as practicable after the Effective Time, Parent shall deliver to the holders of Options and Company Stock Rights appropriate notices setting forth such holders' rights pursuant to the applicable Company Stock Plans, and the agreements evidencing the grants of such Options and Company Stock Rights shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 4.05 after giving effect to the Merger).

          (d) Except as disclosed in writing to Parent prior to the date hereof, the Company agrees that it will not grant any stock options, stock appreciation rights, stock units, deferred stock awards or other rights to acquire Company Common Stock or any other interest in Company Common Stock or any other equity security of the Company and will not take any action to accelerate the exercisability or vesting of Options or Company Stock Rights, and/or permit cash payments to holders of Options or Company Stock Rights with respect to such Options or Company Stock Rights.


                                   ARTICLE 5
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         Except as disclosed in (i) the Company's disclosure letter delivered concurrently with the delivery of this Agreement (the "Company Disclosure Letter") or (ii) the Company SEC Reports (as defined below) made or filed prior to the date of this Agreement, the Company hereby represents and warrants to Parent and Merger Sub as follows:

         SECTION 5.01. Due Organization, Good Standing and Corporate Power. Each of the Company and its Significant Subsidiaries is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions which recognize the concept of good standing) under the laws of the jurisdiction of its incorporation and each such Person has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority could not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. The Company and each of its Significant Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or licensed and in good standing could not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Other than as set forth in Section 5.01 of the Company Disclosure Letter, the respective Certificates of Incorporation and By-Laws or other organizational documents of the Significant Subsidiaries of the Company do not contain any provision limiting or otherwise restricting the ability of the Company to control its Significant Subsidiaries. Section 5.01 of the Company Disclosure Letter sets forth a list of all Significant Subsidiaries of the Company and their respective jurisdictions of incorporation or organization and identifies the Company's (direct or indirect) percentage of equity ownership therein.

         SECTION 5.02. Authorization and Validity of Agreement. The Company has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Company Shareholder Approval, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company, and the consummation by it of the transactions contemplated hereby, have been duly authorized and unanimously approved by its Board of Directors and no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby, other than obtaining the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors' rights generally and by general equitable principles.

         SECTION 5.03. Capitalization. (a) The authorized capital stock of the Company consists of 250,000,000 shares of Company Common Stock and 8,531,431 shares of preferred stock, par value $1.00 per share (the "Company Preferred Stock"). At the close of business on May [__], 2000: (i) [96,578,064] shares of Company Common Stock were issued and outstanding, (ii) [12,738,076] shares of Company Common Stock were reserved for issuance under the Company's stock option and stock benefit plans and arrangements, (iii) no shares of Company Preferred Stock were issued and outstanding and (iv) [15,427,059] shares of Company Common Stock were held by the Company in its treasury. All issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in
Section 5.03(a) of the Company Disclosure Letter and other than the Rights, there are no outstanding or authorized options, warrants, rights, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to shares of capital stock or other equity interests of the Company or any of its Subsidiaries, pursuant to which the Company or any of its Subsidiaries is or may become obligated to issue shares of its capital stock or other equity interests or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of the capital stock or other equity interests of the Company or any of its Subsidiaries (each an "Issuance Obligation"). There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any outstanding securities of the Company. The Company has no authorized or outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or convertible or exchangeable into or exercisable for securities the holders of which have the right to vote) with the shareholders of the Company on any matter ("Voting Debt"). Except as set forth in Section 5.03(a) of the Company Disclosure Letter, there are no restrictions of any kind which prevent or restrict the payment of dividends by the Company or any of its Subsidiaries and there are no limitations or restrictions on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests.

          (b) All of the issued and outstanding shares of capital stock of each Significant Subsidiary are validly existing, fully paid and non-assessable. Except as set forth in the Company SEC Reports or Section 5.03(b) of the Company Disclosure Letter, no Significant Subsidiary of the Company has outstanding Voting Debt and no Significant Subsidiary of the Company is bound by, obligated under, or party to an Issuance Obligation with respect to any security of the Company or any Significant Subsidiary of the Company and there are no obligations of the Company or any of its Significant Subsidiaries to repurchase, redeem or otherwise acquire any outstanding securities of any of its Significant Subsidiaries or any capital stock of, or other ownership interests in, any of its Significant Subsidiaries.

          (c) Except for the Company's interest in its Significant Subsidiaries, and as set forth in the Company SEC Reports or Section 5.03(c) of the Company Disclosure Letter, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture, limited liability company or other business association or entity which is material to the Company and its Subsidiaries, taken as a whole.

         SECTION 5.04. Consents and Approvals; No Violations. Assuming (i) the filings required under applicable Brazilian antitrust or competition laws, the Competition Act Canada (the "Competition Act") and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), are made and the waiting periods thereunder (if applicable) have been terminated or expired,
(ii) the prior notification and reporting requirements of the German Act Against Restraints in Competition and other antitrust laws of the member states of the European Union as may be applicable (collectively, the "European Antitrust Laws") are satisfied and any antitrust filings/notifications which must or may be effected at the national level in countries having jurisdiction are made and any applicable waiting periods thereunder have been terminated or expired, (iii) the prior notification and reporting requirements of other antitrust or competition laws as may be applicable are satisfied and any antitrust filings/notifications which must or may be effected in countries having jurisdiction are made, (iv) the applicable requirements of the Securities Act and the Exchange Act are met, (v) the requirements under any applicable foreign or state securities or blue sky laws are met, (vi) the filing of the Certificate of Merger and other appropriate merger documents, if any, as required by the BCL, are made, (vii) in the case of this Agreement the Company Shareholder Approval is received, and (viii) the requirements of any applicable state law relating to the transfer of contaminated property are met, the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not: (A) violate or conflict with any provision of the Company's Certificate of Incorporation or the Company's By-Laws or the comparable governing documents of any of its Subsidiaries; (B) violate or conflict with any statute, law, ordinance, rule or regulation (together, "Laws") or any order, judgment, decree, writ, permit or license (together, "Orders"), of any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision (a "Governmental Authority") applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets may be bound; (C) except as set forth in Section 5.04 of the Company Disclosure Letter, require any filing with, or permit, consent or approval of, or the giving of any notice to, any Governmental

Authority; or (D) except as set forth in Section 5.04 of the Company Disclosure Letter, result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Significant Subsidiaries under, or give rise to any obligation, right of termination, cancellation, acceleration or increase of any obligation or a loss of a material benefit under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, franchise, permit, agreement, contract, lease, franchise agreement or other instrument or obligation of any kind ("Contracts") to which the Company or any of its Significant Subsidiaries is a party, or by which any such Person or any of its properties or assets are bound, excluding from the foregoing clauses (B), (C) and (D) conflicts, violations, breaches, defaults, rights of payment and reimbursement, terminations, modifications, accelerations and creations and impositions of Liens which could not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

         SECTION 5.05. Company Reports and Financial Statements. (a) Since December 31, 1997, the Company and, to the extent applicable, its Subsidiaries, have filed all forms, reports and documents with the SEC required to be filed by it pursuant to the federal securities laws and the SEC rules and regulations thereunder, and all forms, reports, schedules, registration statements and other documents filed with the SEC by the Company and, to the extent applicable, its Subsidiaries have complied in all material respects with all applicable requirements of the federal securities laws and the SEC rules and regulations promulgated thereunder. The Company has, prior to the date of this Agreement, made available to Parent true and complete copies of all forms, reports, registration statements and other filings filed by the Company and its Subsidiaries with the SEC since December 31, 1997 (such forms, reports, registration statements and other filings, together with any exhibits, any amendments thereto and information incorporated by reference therein, are sometimes collectively referred to as the "Company SEC Reports"). As of their respective dates, the Company SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and the unaudited consolidated interim financial statements of the Company included in the Company SEC Reports were prepared in accordance with GAAP applied on a consistent basis (except as may be indicated therein or in the notes or schedules thereto) and present fairly, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended. The Company has heretofore provided Parent with true and correct copies of any amendments and/or modifications to any Company SEC Reports which have not yet been filed with the SEC but that are required to be filed with the SEC in accordance with applicable federal securities laws and the SEC rules.

          (b) Except as set forth or provided in the Company SEC Reports or
Section 5.05(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), in each case that is required by GAAP to be set forth on a consolidated balance sheet of the Company, except for
(i) liabilities and obligations under this Agreement or incurred in connection with the transactions contemplated hereby and (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since September 30, 1999 which could not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is in default in respect of the material terms and conditions of any indebtedness or other agreement which could reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

         SECTION 5.06. Information to Be Supplied. (a) Each of the Schedule 14D-9 and the Proxy Statement/Prospectus and the other documents required to be filed by the Company with the SEC in connection with the Offer, the Merger and the other transactions contemplated hereby will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, and will not, on the date of its filing or, in the case of the Proxy Statement/Prospectus, on the dates it is mailed to shareholders of the Company and at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

          (b) Notwithstanding the foregoing provisions of this Section 5.06, no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Registration Statement, the Proxy Statement/Prospectus or the Schedule 14D-9 based on information supplied by Parent or Merger Sub expressly for inclusion or incorporation by reference therein or based on information which is not made in or incorporated by reference in such documents but which should have been disclosed pursuant to
Section 6.06.

         SECTION 5.07. Absence of Certain Events. Except as disclosed in the Company SEC Reports or in Section 5.07 of the Company Disclosure Letter or as required or expressly permitted by this Agreement, since December 31, 1998, the Company and its Subsidiaries have operated their respective businesses only in the ordinary course and, except as disclosed in the Company SEC Reports or in
Section 5.07 of the Company Disclosure Letter, there has not occurred (i) any event, occurrence or conditions which could reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect; (ii) any damage, destruction or loss which, individually or in the aggregate, resulted in or could reasonably be expected to result in, a Company Material Adverse Effect; or (iii) any increase in the compensation of, or change of control agreement with, any officer of the Company or any of its Subsidiaries or any general salary or benefits increase to the employees of the Company or any of its Subsidiaries other than in the ordinary course of business.

         SECTION 5.08. Litigation. Except as disclosed in Section 5.08 of the Company Disclosure Letter, there are no investigations, actions, suits or proceedings pending against the Company or its Subsidiaries or, to the knowledge of the Company, threatened against the Company or its Subsidiaries (or any of their respective properties, rights or franchises), at law or in equity, or before or by any federal or state commission, board, bureau, agency, regulatory or administrative instrumentality or other Governmental Authority or any arbitrator or arbitration tribunal, that could reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, and, to the knowledge of the Company, no development has occurred with respect to any pending or threatened action, suit or proceeding that could reasonably be expected to result in a Company Material Adverse Effect or could reasonably be expected to prevent, materially impair or materially delay the consummation of the transactions contemplated hereby. Neither the Company nor any of its Subsidiaries is subject to any judgment, order or decree entered in any lawsuit or proceeding which could reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

         SECTION 5.09. Title to Properties; Encumbrances. Except as disclosed in Section 5.09 of the Company Disclosure Letter, the Company and each of its Significant Subsidiaries has good, valid and marketable title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets except where the failure to have such good, valid and marketable title could not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect; in each case subject to no Liens, except for (A) Liens reflected in the consolidated balance sheet as of September 30, 1999, (B) Liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not materially detract from the value of, or impair the use of, such property by the Company or any of its Significant Subsidiaries in the operation of its respective business, (C) Liens for current Taxes, assessments or governmental charges or levies on property not yet due or which are being contested in good faith and (D) Liens which could not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Except as could not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company and each of its Significant Subsidiaries are in compliance with the terms of all leases of tangible properties to which they are a party and under which they are in occupancy, and all such leases are in full force and effect and (ii) the Company and each of its Significant Subsidiaries enjoys peaceful and undisturbed possession under all such leases.

         SECTION 5.10. Compliance with Laws. Except as disclosed in the Company SEC Reports and except as disclosed in Section 5.10 of the Company Disclosure Letter:

          (a) The Company and its Subsidiaries are in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, orders, judgments and decrees except where the failure to so comply could not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

          (b) The Company and its Subsidiaries hold, to the extent legally required, all federal, state, local and foreign permits, approvals, licenses, authorizations, certificates, rights, exemptions and orders from Governmental Authorities (the "Permits") that are required for the operation of the respective businesses of the Company and/or its Subsidiaries as now conducted, except where the failure to hold any such Permit could not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, and there has not occurred any default under any such Permit, except to the extent that such default could not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

         SECTION 5.11. Company Employee Benefit Plans. (a) Set forth in Section 5.11(a) of the Company Disclosure Letter is an accurate and complete list of each material domestic or foreign employee benefit plan, within the meaning of
Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder ("ERISA"), whether or not subject to ERISA, and each stock option, stock appreciation right, restricted stock, stock purchase, stock unit, performance share, incentive, bonus, profit-sharing, savings, deferred compensation, health, medical, dental, life insurance, disability, accident, supplemental unemployment or retirement, employment, severance or salary or benefits continuation or fringe benefit plan, program, arrangement, or agreement maintained by the Company or any Affiliate thereof (including, for this purpose and for the purpose of all of the representations in this Section 5.11, all employers

(whether or not incorporated) that would be treated together with the Company and/or any such Affiliate as a single employer within the meaning of Section 414 of the Code) or to which the Company or any Affiliate thereof contributes (or has any obligation to contribute), has any liability or is a party (collectively, the "Company Employee Benefit Plans").

          (b) Except as set forth in Section 5.11(b) of the Company Disclosure Letter or disclosed in the Company SEC Reports, (i) each Company Employee Benefit Plan is in compliance with all applicable laws (including, without limitation, ERISA and the Code) and has been administered and operated in accordance with its terms, in each case except as would not have a Company Material Adverse Effect; (ii) each Company Employee Benefit Plan which is intended to be "qualified" within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service and, to the best knowledge of the Company, no event has occurred and no condition exists which could reasonably be expected to result in the revocation of any such determination; (iii) the actuarial present value of the accumulated plan benefits (whether or not vested) under each Company Employee Benefit Plan covered by Title IV of ERISA, or which otherwise is a pension plan (as defined in Section 3(2) of ERISA) or provides for actuarially-determined benefits (other than any Company Employee Benefit Plan which is a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA) (a "Company Multiemployer Plan")), as of the close of its most recent plan year did not exceed the market value of the assets allocable thereto; (iv) no Company Employee Benefit Plan covered by Title IV of ERISA has been terminated and no proceedings have been instituted to terminate or appoint a trustee under Title IV of ERISA to administer any such plan; (v) no Company Employee Benefit Plan (other than any Company Multiemployer Plan) subject to Section 412 of the Code or Section 302 of ERISA has incurred any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, or obtained a waiver of any minimum funding standard or an extension of any amortization period under Section 412 of the Code or Section 303 or 304 of ERISA; (vi) as of the date of this Agreement, neither the Company nor any of its Affiliates has incurred any unsatisfied withdrawal liability under Part 1 of Subtitle E of Title IV of ERISA to any Company Multiemployer Plan, and the aggregate liabilities of the Company and its Affiliates to all Company Multiemployer Plans in the event of a complete withdrawal therefrom, as of the close of the most recent fiscal year of each Company Multiemployer Plan ended prior to the date hereof, would not have a Company Material Adverse Effect; (vii) the execution of this Agreement and the consummation of the transactions contemplated hereby do not constitute a triggering event under any Company Employee Benefit Plan, policy, arrangement, statement, commitment or agreement, which (either alone or upon the occurrence of any additional or subsequent event) will result in any "excess parachute payment," as such term is defined in Section 280G of the Code, or will result in any severance, bonus, retirement, job security or similar-type benefit, or increase any benefits or accelerate the payment or vesting of any benefits to any employee or former employee or director of the Company or its Affiliates, other than any benefits, payments, accelerations or increases (1) under any Company Employee Benefit Plan that is subject to the laws of a jurisdiction outside of the United States or (2) mandated by applicable law; (viii) no liability, claim, action, litigation, audit, examination, investigation or administrative proceeding has been made, commenced or, to the best knowledge of the Company, threatened with respect to any Company Employee Benefit Plan (other than routine claims for benefits payable in the ordinary course) which would have a Company Material Adverse Effect; (ix) except as required to maintain the tax-qualified status of any Company Employee Benefit Plan intended to qualify under Section 401(a) of the Code, no condition or circumstance exists that would prevent the amendment or termination of any Company Employee Benefit Plan; and (x) there has been no amendment to, written interpretation or announcement (whether or not written) relating to, or change in employee participation or coverage under, any Company Employee Benefit Plan which would increase materially the expense of maintaining such Company Employee Benefit Plan above the level of such expense incurred for the most recently ended fiscal year.

          (c) The Company has delivered or caused to be delivered to Parent or its counsel true and complete copies of each Company Employee Benefit Plan and any related trust agreement or funding vehicle, together with all amendments thereto, and, to the extent applicable with respect thereto, (i) the current summary plan description; (ii) the most recent annual report on Internal Revenue Service Form 5500-series, including any attachments thereto; (iii) the most recent financial report; (iv) the most recent actuarial valuation report; and (v) the most recent determination letter received from the Internal Revenue Service.

         SECTION 5.12. Employment Relations and Agreement. Except as could not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect or as disclosed in the Company SEC Reports or Section
5.12 of the Company Disclosure Letter, (i) each of the Company and its Subsidiaries is, and at all times has been, in compliance with all federal, state or other applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and has not and is not engaged in any unfair labor practice; (ii) no unfair labor practice complaint against the Company or any of its Subsidiaries is pending before the National Labor Relations Board; (iii) during the last three years there has not been any labor strike, dispute, slowdown or stoppage or, to the Company's knowledge, threatened against or involving the Company or any of its Subsidiaries; (iv) no representation question exists respecting the employees of the Company or any of its Subsidiaries; (v) no arbitration proceeding arising out of or under any collective bargaining agreement is pending and no claim therefor has been asserted; and (vi) no collective bargaining agreement is currently being negotiated by the Company or any of its Subsidiaries.

         SECTION 5.13. Taxes. Except as set forth in Section 5.13 of the Company Disclosure Letter:

          (a) Tax Returns. The Company and each of its Subsidiaries has timely filed or caused to be timely filed with the appropriate Taxing authorities all Federal income and all other material returns, statements, forms and reports for Taxes (as hereinafter defined) ("Returns") that are required to be filed by, or with respect to, the Company and such Subsidiaries on or prior to the Closing Date. The Returns as filed were correct and complete in all material respects. "Taxes" shall mean all taxes, assessments, charges, duties, fees, levies or other governmental charges including, without limitation, all Federal, state, local, foreign and other income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, license, payroll, withholding and other taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest and shall include any liability for such amounts as a result either of being a member of a combined, consolidated, unitary or affiliated group or of a contractual obligation to indemnify any person or other entity.

          (b) Payment of Taxes. All material Taxes and Tax liabilities of the Company and its Subsidiaries that have become due and payable have been timely paid or fully provided for as a liability on the financial statements of the Company and its Subsidiaries in accordance with GAAP.

          (c) Other Tax Matters. Neither the Company nor any of its Subsidiaries has been or is the subject of an audit, other examination, matter in controversy, proposed adjustment, refund litigation or other proceeding with respect to Taxes by the Tax authorities of any nation, state or locality which could reasonably be expected to result in a material Tax liability, nor has the Company or any of its Subsidiaries received any notices from any Tax authority relating to any issue which could reasonably be expected to result in a material Tax liability.

          (d) Neither the Company nor any of its Subsidiaries has been included in any "consolidated," "unitary" or "combined" Return (other than Returns which include only the Company and any Subsidiaries of the Company) provided for under the laws of the United States, any foreign jurisdiction or any state or locality with respect to material Taxes for any taxable period for which the statute of limitations has not expired.

          (e) All material Taxes which the Company or any of its Subsidiaries is (or was) required by law to withhold or collect have been duly withheld or collected, and have been timely paid over to the proper authorities to the extent due and payable.

          (f) There are no Tax sharing, allocation, indemnification or similar agreements (in writing) in effect as between the Company, any of its Subsidiaries, or any predecessor or Affiliate of any of them and any other party under which the Company (or any of its Subsidiaries) could be liable for any material Taxes of any party other than the Company or any Subsidiary of the Company.

          (g) Neither the Company nor any of its Subsidiaries has applied for, been granted, or agreed to any accounting method change for which it will be required to take into account any adjustment under Section 481 of the Code or any similar provision of the Tax laws of any nation, state or locality.

          (h) Neither the Company nor any of its Subsidiaries has, as of the Closing Date, entered into an agreement or waiver extending any statute of limitations relating to the payment or collection of U.S. Federal income Taxes of the Company or any of its Subsidiaries.

          (i) No election under Section 341(f) of the Code has been made or shall be made prior to the Closing Date to treat the Company or any of its Subsidiaries as a consenting corporation, as defined in Section 341 of the Code.

         SECTION 5.14. Intellectual Property. Except as could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse
Effect:

          (a) The Company or one of its Subsidiaries exclusively owns, without restrictions, or is licensed to use, the rights to all patents, trademarks, trade names, service marks, copyrights together with any registrations and applications therefor, Internet domain names, net lists, schematics, inventories, technology, trade secrets, source codes, know-how, computer software programs or applications including, without limitation, all object and source codes and tangible or intangible proprietary information or material that are used in the business of the Company and any of its Subsidiaries as currently conducted (the "Company Intellectual Property"). Neither the Company nor any of its Subsidiaries is, or as a result of the execution, delivery or performance of the Company's obligations hereunder will be, in violation of, or lose any rights pursuant to, any Company Intellectual Property.

          (b) No claims with respect to the Company Intellectual Property have been asserted or, to the knowledge of the Company, are threatened by any Person nor does the Company or any of its Subsidiaries know of any valid grounds for any bona fide claims against the use by the Company or any of its Subsidiaries of any Company Intellectual Property, or challenging the ownership, validity, enforceability or effectiveness of any of the Company Intellectual Property. All granted and issued patents and all registered trademarks and service marks and all copyrights held by the Company or any of its Subsidiaries are valid, enforceable and subsisting. To the Company's knowledge, there has not been and there is not any unauthorized use, infringement or misappropriation of any of the Company Intellectual Property by any third Person, including, without limitation, any employee or former employee.

          (c) Except as set forth in Section 5.14(c) of the Company Disclosure Letter, no owned Company Intellectual Property is subject to any outstanding order, judgment, decree, stipulation or agreement restricting in any manner the licensing thereof by the Company or any of its Subsidiaries.

         SECTION 5.15. Broker's or Finder's Fee. Except for the fees of Goldman, Sachs & Co. (whose fees and expenses will be paid by the Company in accordance with the Company's agreement with such firm, a true and correct copy of which has been previously delivered to Parent by the Company), no agent, broker, Person or firm acting on behalf of the Company is, or will be, entitled to any fee, commission or broker's or finder's fees from any of the parties hereto, or from any Person controlling, controlled by, or under common control with any of the parties hereto, in connection with this Agreement or any of the transactions contemplated hereby.

         SECTION 5.16. Environmental Laws and Regulations. Except as could not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect and except as set forth in Section 5.16 of the Company Disclosure Letter, (i) Hazardous Materials have not been generated, used, treated or stored on, transported to or from or Released or disposed of on, any Company Property except in compliance with applicable Environmental Laws, (ii) the Company and each of its Subsidiaries are in compliance with all applicable Environmental Laws and the requirements of any permits issued under such Environmental Laws with respect to any Company Property, (iii) there are no past, pending or, to the Company's knowledge, threatened Environmental Claims against the Company or any of its Subsidiaries or any Company Property and (iv) there are no facts or circumstances, conditions or occurrences regarding the business, assets or operations of the Company or any Company Property that could reasonably be anticipated to form the basis of an Environmental Claim against the Company or any of its Subsidiaries or any Company Property.

         For purposes of this Agreement, (i) "Company Property" means any real property and improvements owned, leased or operated by the Company or any of its Subsidiaries; (ii) "Hazardous Materials" means (A) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls, and radon gas; (B) any chemicals, materials or substances defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "extremely hazardous substances," "restricted hazardous wastes," "toxic substances," "toxic pollutants," or words of similar import, under any applicable Environmental Law; and (C) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any Governmental Authority; (iii) "Environmental Law" means any federal, state, foreign or local statute, law, rule, regulation, ordinance, code or rule of common law and any judicial or administrative interpretation thereof binding on the Company or its operations or property as of the date hereof and Closing Date, including any judicial or administrative order, consent decree or judgment, relating to the environment, health or Hazardous Materials, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C.ss.9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C.ss.6901 et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C.ss.1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. ss.2601 et seq.; the Clean Air Act, 42 U.S.C.ss.7401 et seq.; Oil Pollution Act of 1990, 33 U.S.C.ss.2701 et seq.; the Safe Drinking Water Act, 42 U.S.C.ss.300f et seq.; and their state and local counterparts and equivalents; (iv) "Environmental Claims" means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations or proceedings under any Environmental Law or any permit issued under any such Environmental Law (for purposes of this subclause (iv), "Claims"), including, without limitation, (A) any and all Claims by Governmental Authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law and (B) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the environment; and (v) "Release" means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying or seeping into or upon any land or water or air, or otherwise entering into the environment.

         SECTION 5.17. State Takeover Statutes. The Board of Directors of the Company has approved the Offer, the Merger and this Agreement and such approval is sufficient to render inapplicable to the Offer, the Merger, this Agreement and the other transactions contemplated hereby the provisions of Section 912 of the BCL. Except for Section 912 of the BCL (which has been rendered inapplicable), no other takeover statute or similar statute or regulation of any state is applicable to the Offer, the Merger, this Agreement and the other transactions contemplated hereby.

         SECTION 5.18. Voting Requirements; Board Approval; Appraisal Rights.
(a) The affirmative vote of the holders of at least two-thirds of the outstanding shares of the Company Common Stock (voting as one class, with each share of the Company Common Stock having one (1) vote) entitled to be cast approving this Agreement is the only vote of the holders of any class or series of the Company's capital stock necessary to approve this Agreement, the Merger and the transactions contemplated hereby.

          (b) The Board of Directors of the Company has, as of the date of this Agreement, (i) determined that the Offer and the Merger are advisable and fair to, and in the best interests of the Company and its shareholders, (ii) approved this Agreement and the transactions contemplated hereby and (iii) resolved to recommend that the shareholders of the Company approve and adopt this Agreement, the Offer and the Merger.

          (c) No holder of Company Common Stock will have appraisal rights under Section 910 of the BCL as a result of, or in connection with, the Offer or the Merger.

         SECTION 5.19. Opinion of Financial Advisor. The Company has received the opinion of Goldman, Sachs & Co. to the effect that, as of the date of this Agreement, the consideration payable in the Offer and the Merger to the holders of the Company Common Stock is fair to such holders from a financial point of view, and a copy of such opinion has been, or promptly upon receipt thereof will be, delivered to Parent; it being understood and acknowledged by Parent and Merger Sub that such opinion has been rendered for the benefit of the Board of Directors of the Company, and is not intended to, and may not, be relied upon by Parent, its Affiliates or their respective shareholders.

         SECTION 5.20. Trust Agreement. Section 5.21 of the Company Disclosure Letter sets forth the total amount of funds (the "Funding Amount") required to fund the Company's obligation under the Trust Agreement, dated as of February 19, 1987, between the Company and Fleet National Bank of Connecticut, as amended (the "Trust Agreement"), with respect to the executives listed therein.

The Funding Amount was determined in good faith based on all relevant information which was reasonably necessary for the Company to determine the Funding Amount.

         SECTION 5.21. Termination of Existing Agreements. Each of the Agreement and Plan of Merger dated as of February 17, 2000 by and among UPM-Kymmene Corporation, Blue Acquisition, Inc. and the Company, the Stock Option Agreement dated as of February 17, 2000 between UPM-Kymmene Corporation and the Company and any other related agreement between UPM- Kymmene Corporation and the Company (other than the Confidentiality Agreement dated April 20, 1999) has been duly terminated.


                                   ARTICLE 6
            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

         Except as disclosed in (i) Parent's disclosure letter delivered concurrently with the delivery of this Agreement (the "Parent Disclosure Letter") or (ii) the Parent SEC Reports (as defined below) made or filed prior to the date of this Agreement, Parent and Merger Sub hereby represent and warrant, jointly and severally, to the Company as follows:

         SECTION 6.01. Due Organization, Good Standing and Corporate Power. Each of Parent and its Significant Subsidiaries is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions which recognize the concept of good standing) under the laws of the jurisdiction of its incorporation and each such Person has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority could not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. Parent and each of its Significant Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or licensed and in good standing could not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. Other than as set forth in Section 6.01 of the Parent Disclosure Letter, the respective Certificates of Incorporation and By-Laws or other organizational documents of the Significant Subsidiaries of Parent do not contain any provision limiting or otherwise restricting the ability of Parent to control its Significant Subsidiaries.
Section 6.01 of the Parent Disclosure Letter sets forth a list of all Significant

Subsidiaries of Parent and their respective jurisdictions of incorporation or organization and identifies Parent's (direct or indirect) percentages of equity ownership therein.

         SECTION 6.02. Authorization and Validity of Agreement. Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by each such party of the transactions contemplated hereby, have been duly authorized and unanimously approved by the respective Board of Directors of Parent and the Merger Sub and no other corporate action on the part of either of Parent or Merger Sub is necessary to authorize the execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and is a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors' rights generally and by general equitable principles.

         SECTION 6.03. Capitalization. (a) The authorized capital stock of Parent consists of 990,850,000 shares of Parent Common Stock and 9,150,000 shares of preferred stock (the "Parent Preferred Stock"). At the close of business on May [__], 2000: (i) [________] shares of Parent Common Stock were issued and outstanding, (ii) [________] shares of Parent Common Stock were reserved for issuance under Parent's stock option and stock benefit plans and arrangements, (iii) [________] shares of Parent Preferred Stock were issued and outstanding and (iv) [________] shares of Parent Common Stock were held by Parent in its treasury. All issued and outstanding shares of capital stock of Parent are, and all shares of Parent Common Stock to be issued hereunder will be, upon issuance, duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 6.03(a) of the Parent Disclosure Letter, (i) Parent is not bound by, obligated under, or party to an Issuance Obligation with respect to any security of Parent or any Significant Subsidiary of Parent and (ii) there is no outstanding Voting Debt of Parent. There are no outstanding obligations of Parent to repurchase, redeem or otherwise acquire any outstanding securities of Parent. Except as set forth in Section 6.03(a) of the Parent Disclosure Letter, there are no restrictions of any kind which prevent or restrict the payment of dividends by Parent or any of its Subsidiaries and there are no limitations or restrictions on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests.

          (b) The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $1.00 per share, all of which are validly issued and outstanding, fully paid and nonassessable and are owned by Parent free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, charges or other encumbrances of any nature or any other limitation or restriction (including any restriction on the right to vote or sell the same, except as may be provided under applicable Federal or state securities laws) (collectively, "Liens").

          (c) All of the issued and outstanding shares of capital stock of each Significant Subsidiary are validly existing, fully paid and non-assessable. Except as set forth in the Parent SEC Reports or Section 6.03(c) of the Parent Disclosure Letter, no Significant Subsidiary of Parent has outstanding Voting Debt and no Significant Subsidiary of Parent is bound by, obligated under, or party to an Issuance Obligation with respect to any security of Parent or any Significant Subsidiary of Parent and there are no obligations of Parent or any of its Significant Subsidiaries to repurchase, redeem or otherwise acquire any outstanding securities of any of its Significant Subsidiaries or any capital stock of, or other ownership interests in, any of its Significant Subsidiaries.

          (d) Except for Parent's interest in its Significant Subsidiaries, and as set forth in the Parent SEC Reports or Section 6.03(d) of the Parent Disclosure Letter, Parent does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture, limited liability company or other business association or entity which is material to Parent and its Subsidiaries, taken as a whole.

         SECTION 6.04. Consents and Approvals; No Violations. Assuming (i) the filings required under applicable Brazilian antitrust or competition laws, the Competition Act and the HSR Act are made and the waiting periods thereunder (if applicable) have been terminated or expired, (ii) the prior notification and reporting requirements of the European Antitrust Laws are satisfied and any antitrust filings/notifications which must or may be effected at the national level in countries having jurisdiction are made and any applicable waiting periods thereunder have been terminated or expired, (iii) the prior notification and reporting requirements of other antitrust or competition laws as may be applicable are satisfied and any antitrust filings/notifications which must or may be effected in countries having jurisdiction are made, (iv) the applicable requirements of the Securities Act and the Exchange Act are met,
(v) the requirements under any applicable foreign or state securities or blue sky laws are met, (vi) the requirements of the NYSE in respect of the listing of the shares of Parent Common Stock to be issued hereunder are met, (vii) the filing of the Certificate of

Merger and other appropriate merger documents, if any, as required by the BCL, are made, and (viii) the requirements of any applicable state law relating to the transfer of contaminated property are met, the execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not: (A) violate or conflict with any provision of Parent's Certificate of Incorporation or Parent's By-Laws or the comparable governing documents of any of its Subsidiaries; (B) violate or conflict with any Laws or Orders of any Governmental Authority applicable to Parent or any of its Subsidiaries or by which any of their respective properties or assets may be bound; (C) except as set forth in Section 6.04 of the Parent Disclosure Letter, require any filing with, or permit, consent or approval of, or the giving of any notice to, any Governmental Authority; or (D) except as set forth in Section 6.04 of the Parent Disclosure Letter, result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its Significant Subsidiaries under, or give rise to any obligation, right of termination, cancellation, acceleration or increase of any obligation or a loss of a material benefit under, any of the terms, conditions or provisions of any Contracts to which Parent or any of its Significant Subsidiaries is a party, or by which any such Person or any of its properties or assets are bound, excluding from the foregoing clauses (B), (C) and (D) conflicts, violations, breaches, defaults, rights of payment and reimbursement, terminations, modifications, accelerations and creations and impositions of Liens which could not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

         SECTION 6.05. Parent Reports and Financial Statements. (a) Since December 31, 1997, Parent and, to the extent applicable, its Subsidiaries have filed all forms, reports and documents with the SEC required to be filed by it pursuant to the federal securities laws and the SEC rules and regulations thereunder, and all forms, reports, schedules, registration statements and other documents filed with the SEC by Parent and, to the extent applicable, its Subsidiaries have complied in all material respects with all applicable requirements of the federal securities laws and the SEC rules and regulations thereunder. Parent has, prior to the date of this Agreement, made available to the Company true and complete copies of all forms, reports, registration statements and other filings filed by Parent and its Subsidiaries with the SEC since December 31, 1997 (such forms, reports, registration statements and other filings, together with any exhibits, any amendments thereto and information incorporated by reference therein, are sometimes collectively referred to as the "Parent SEC Reports"). As of their respective dates, the Parent SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and the unaudited consolidated interim financial statements of Parent included in the Parent SEC Reports were prepared in accordance with GAAP applied on a consistent basis (except as may be indicated therein or in the notes or schedules thereto) and present fairly, in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended. Parent has heretofore provided to the Company with true and correct copies of any amendments and/or modifications to any Parent SEC Reports which have not yet been filed with the SEC but that are required to be filed with the SEC in accordance with applicable federal securities laws and the SEC rules.

          (b) Except as set forth or provided in the Parent SEC Reports or
Section 6.05(b) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), in each case that is required by GAAP to be set forth on a consolidated balance sheet of Parent, except for (i) liabilities and obligations disclosed or provided for in the Parent SEC Reports; (ii) liabilities and obligations under this Agreement or incurred in connection with the transactions contemplated hereby; and (iii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since September 30, 1999 which could not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is in default in respect of the material terms and conditions of any indebtedness or other agreement which could reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

         SECTION 6.06. Information to Be Supplied. (a) Each of the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger, as amended or supplemented from time to time (as so amended and supplemented, the "Registration Statement"), the Offer Documents and the other documents required to be filed by Parent with the SEC in connection with the Offer, the Merger and the other transactions contemplated hereby will comply as to form, in all material respects, with the requirements of the Exchange Act and the Securities Act, as the case may be, and will not, on the date of its filing or, in the case of the Registration Statement, at the time it becomes effective under the Securities Act, or on the dates the Proxy Statement/Prospectus is mailed to shareholders of the Company and at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

          (b) Notwithstanding the foregoing provisions of this Section 6.06, no representation or warranty is made by Parent with respect to statements made or incorporated by reference in the Registration Statement or the Offer Documents based on information supplied by the Company expressly for inclusion or incorporation by reference therein or based on information which is not made in or incorporated by reference in such documents but which should have been disclosed pursuant to Section 5.06.

         SECTION 6.07. Absence of Certain Events. Except as disclosed in the Parent SEC Reports or in Section 6.07 of the Parent Disclosure Letter or as required or expressly permitted by this Agreement, since December 31, 1998, Parent and its Subsidiaries have operated their respective businesses only in the ordinary course and, except as disclosed in the Parent SEC Reports or in
Section 6.07 of the Parent Disclosure Letter, there has not occurred (i) any event, occurrence or conditions which could reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect; (ii) any damage, destruction or loss which, individually or in the aggregate, resulted in or could reasonably be expected to result in, a Parent Material Adverse Effect; or (iii) any increase in the compensation of any officer of Parent or any of its Subsidiaries or any general salary or benefits increase to the employees of Parent or any of its Subsidiaries other than in the ordinary course of business.

         SECTION 6.08. Litigation. Except as disclosed in Section 6.08 of Parent Disclosure Letter, there are no investigations, actions, suits or proceedings pending against Parent or its Subsidiaries or, to the knowledge of Parent, threatened against Parent or its Subsidiaries (or any of their respective properties, rights or franchises), at law or in equity, or before or by any federal or state commission, board, bureau, agency, regulatory or administrative instrumentality or other Governmental Authority or any arbitrator or arbitration tribunal, that could reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect, and, to the knowledge of Parent, no development has occurred with respect to any pending or threatened action, suit or proceeding that could reasonably be expected to result in a Parent Material Adverse Effect or could reasonably be expected to prevent, materially impair or materially delay the consummation of the transactions contemplated hereby. Neither Parent nor any of its Subsidiaries is subject to any judgment, order or decree entered in any lawsuit or proceeding which could reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

         SECTION 6.09. Title to Properties; Encumbrances. Except as disclosed in Section 6.09 of the Parent Disclosure Letter, Parent and each of its Subsidiaries has good, valid and marketable title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets except where the failure to have such good, valid and marketable title could not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect; in each case subject to no Liens, except for (A) Liens reflected in the consolidated balance sheet as of September 30, 1999, (B) Liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not materially detract from the value of, or impair the use of, such property by Parent or any of its Significant Subsidiaries in the operation of its respective business, (C) Liens for current Taxes, assessments or governmental charges or levies on property not yet due or which are being contested in good faith and (D) Liens which could not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. Except as could not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect, (i) Parent and each of its Significant Subsidiaries are in compliance with the terms of all leases of tangible properties to which they are a party and under which they are in occupancy, and all such leases are in full force and effect and (ii) Parent and each of its Significant Subsidiaries enjoys peaceful and undisturbed possession under all such leases.

         SECTION 6.10. Compliance with Laws. Except as disclosed in the Parent SEC Reports and except as disclosed in Section 6.10 of the Parent Disclosure
Letter:

          (a) Parent and its Subsidiaries are in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, orders, judgments and decrees except where the failure to so comply could not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

          (b) Parent and its Subsidiaries hold, to the extent legally required, all Permits that are required for the operation of the respective businesses of Parent and/or its Subsidiaries as now conducted, except where the failure to hold any such Permit could not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect, and there has not occurred any default under any such Permit, except to the extent that such default could not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

         SECTION 6.11. Parent Employee Benefit Plans. (a) Set forth in Section 6.11(a) of the Parent Disclosure Letter is an accurate and complete list of each material domestic or foreign employee benefit plan, within the meaning of
Section 3(3) of ERISA, whether or not subject to ERISA, and each stock option, stock appreciation right, restricted stock, stock purchase, stock unit, performance share, incentive, bonus, profit-sharing, savings, deferred compensation, health, medical, dental, life insurance, disability, accident, supplemental unemployment or retirement, employment, severance or salary or benefits continuation or fringe benefit plan, program, arrangement, or agreement maintained by Parent or any Affiliate thereof (including, for this purpose and for the purpose of all of the representations in this Section 6.11, all employers (whether or not incorporated) that would be treated together with Parent and/or any such Affiliate as a single employer within the meaning of
Section 414 of the Code) or to which Parent or any Affiliate thereof contributes (or has any obligation to contribute), has any liability or is a party (collectively, the "Parent Employee Benefit Plans").

          (b) Except as set forth in Section 6.11(b) of the Parent Disclosure Letter or disclosed in the Parent SEC Reports, (i) each Parent Employee Benefit Plan is in compliance with all applicable laws (including, without limitation, ERISA and the Code) and has been administered and operated in accordance with its terms, in each case except as would not have a Parent Material Adverse Effect; (ii) each Parent Employee Benefit Plan which is intended to be "qualified" within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service and, to the best knowledge of Parent, no event has occurred and no condition exists which could reasonably be expected to result in the revocation of any such determination; (iii) the actuarial present value of the accumulated plan benefits (whether or not vested) under each Parent Employee Benefit Plan covered by Title IV of ERISA, or which otherwise is a pension plan (as defined in Section 3(2) of ERISA) or provides for actuarially- determined benefits (other than any Parent Employee Benefit Plan which is a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA) (a "Parent Multiemployer Plan")), as of the close of its most recent plan year did not exceed the market value of the assets allocable thereto; (iv) no Parent Employee Benefit Plan covered by Title IV of ERISA has been terminated and no proceedings have been instituted to terminate or appoint a trustee under Title IV of ERISA to administer any such plan; (v) no Parent Employee Benefit Plan (other than any Parent Multiemployer Plan) subject to Section 412 of the Code or Section 302 of ERISA has incurred any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, or obtained a waiver of any minimum funding standard or an extension of any amortization period within the meaning of Section 412 of the Code or Section 303 or 304 of ERISA; (vi) as of the date of this Agreement, neither Parent nor any of its Affiliates has incurred any unsatisfied withdrawal liability under Part 1 of Subtitle E of Title IV of ERISA to any Parent Multiemployer Plan, and the aggregate liabilities of Parent and its Affiliates to all Parent Multiemployer Plans in the event of a complete withdrawal therefrom, as of the close of the most recent fiscal year of each Parent Multiemployer Plan ended prior to the date hereof, would not have a Parent Material Adverse Effect; (vii) the execution of this Agreement and the consummation of the transactions contemplated hereby do not constitute a triggering event under any Parent Employee Benefit Plan, policy, arrangement, statement, commitment or agreement, which (either alone or upon the occurrence of any additional or subsequent event) will result in any "excess parachute payment," as such term is defined in Section 280G of the Code, or will result in any severance, bonus, retirement, job security or similar-type benefit, or increase any benefits or accelerate the payment or vesting of any benefits to any employee or former employee or director of Parent or its Affiliates, other than any benefits, payments, accelerations or increases (1) under any Parent Employee Benefit Plan that is subject to the laws of a jurisdiction outside of the United States or (2) mandated by applicable law; (viii) no liability, claim, action, litigation, audit, examination, investigation or administrative proceeding has been made, commenced or, to the best knowledge of Parent, threatened with respect to any Parent Employee Benefit Plan (other than routine claims for benefits payable in the ordinary course) which would have a Parent Material Adverse Effect; (ix) except as required to maintain the tax-qualified status of any Parent Employee Benefit Plan intended to qualify under Section 401(a) of the Code, no condition or circumstance exists that would prevent the amendment or termination of any Parent Employee Benefit Plan; and (x) there has been no amendment to, written interpretation or announcement (whether or not written) relating to, or change in employee participation or coverage under, any Parent Employee Benefit Plan which would increase materially the expense of maintaining such Parent Employee Benefit Plan above the level of such expense incurred for the most recently ended fiscal year.

          (c) Parent has delivered or caused to be delivered to the Company or its counsel true and complete copies of each Parent Employee Benefit Plan and any related trust agreement or funding vehicle, together with all amendments thereto, and, to the extent applicable with respect thereto, (i) the current summary plan description; (ii) the most recent annual report on Internal Revenue Service Form 5500-series, including any attachments thereto; (iii) the most recent financial report; (iv) the most recent actuarial valuation report; and (v) the most recent determination letter received from the Internal Revenue Service.

         SECTION 6.12. Employment Relations and Agreement. Except as could not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect or as disclosed in the Parent SEC Reports or Section
6.12 of the Parent Disclosure Letter, (i) each of Parent and its Subsidiaries is, and at all times has been, in compliance with all federal, state or other applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and has not and is not engaged in any unfair labor practice; (ii) no unfair labor practice complaint against Parent or any of its Subsidiaries is pending before the National Labor Relations Board; (iii) during the last three years there has not been any labor strike, dispute, slowdown or stoppage or, to Parent's knowledge, threatened against or involving Parent or any of its Subsidiaries; (iv) no representation question exists respecting the employees of Parent or any of its Subsidiaries; (v) no arbitration proceeding arising out of or under any collective bargaining agreement is pending and no claim therefor has been asserted; and (vi) no collective bargaining agreement is currently being negotiated by Parent or any of its Subsidiaries.

         SECTION 6.13. Taxes. Except as set forth in Section 6.13 of the Parent Disclosure Letter:

          (a) Tax Returns. Parent and each of its Subsidiaries has timely filed or caused to be timely filed with the appropriate Taxing authorities all material Returns that are required to be filed by, or with respect to, Parent and such Subsidiaries on or prior to the Closing Date. The Returns as filed were correct and complete in all material respects.

          (b) Payment of Taxes. All material Taxes and Tax liabilities of Parent and its Subsidiaries that have become due and payable have been timely paid or fully provided for as a liability on the financial statements of Parent and its Subsidiaries in accordance with GAAP.

          (c) Other Tax Matters. Neither Parent nor any of its Subsidiaries has been or is the subject of an audit, other examination, matter in controversy, proposed adjustment, refund litigation or other proceeding with respect to Taxes by the Tax authorities of any nation, state or locality which could reasonably be expected to result in a material Tax liability, nor has Parent or any of its Subsidiaries received any notices from any Tax authority relating to any issue which could reasonably be expected to result in a material Tax liability.

          (d) Neither Parent nor any of its Subsidiaries has been included in any "consolidated," "unitary" or "combined" Return (other than Returns which include only Parent and any Subsidiaries of Parent) provided for under the laws of the United States, any foreign jurisdiction or any state or locality with respect to material Taxes for any taxable period for which the statute of limitations has not expired.

          (e) All material Taxes which Parent or any of its Subsidiaries is (or was) required by law to withhold or collect have been duly withheld or collected, and have been timely paid over to the proper authorities to the extent due and payable.

          (f) There are no Tax sharing, allocation, indemnification or similar agreements (in writing) in effect as between Parent, any of its Subsidiaries, or any predecessor or Affiliate of any of them and any other party under which Parent (or any of its Subsidiaries) could be liable for any material Taxes of any party other than Parent or any Subsidiary of Parent.

          (g) Neither Parent nor any of its Subsidiaries has, as of the Closing Date entered into an agreement or waiver extending any statute of limitations relating to the payment or collection of U.S. Federal income Taxes of Parent or any of its Subsidiaries.

         SECTION 6.14. Intellectual Property. Except as could not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse
Effect:

          (a) Parent or one of its Subsidiaries exclusively owns, without restrictions, or is licensed to use, the rights to all patents, trademarks, trade names, service marks, copyrights together with any registrations and applications therefor, Internet domain names, net lists, schematics, inventories, technology, trade secrets, source codes, know-how, computer software programs or applications including, without limitation, all object and source codes and tangible or intangible proprietary information or material that are used in the business of Parent and any of its Subsidiaries as currently conducted (the "Parent Intellectual Property"). Neither Parent nor any of its Subsidiaries is, or as a result of the execution, delivery or performance of Parent's obligations hereunder will be, in violation of, or lose any rights pursuant to, any Parent Intellectual Property.

          (b) No claims with respect to Parent Intellectual Property have been asserted or, to the knowledge of Parent, are threatened by any Person nor does Parent or any of its Subsidiaries know of any valid grounds for any bona fide claims against the use by Parent or any of its Subsidiaries of any Parent Intellectual Property, or challenging the ownership, validity, enforceability or effectiveness of any of the Parent Intellectual Property. All granted and issued patents and all registered trademarks and service marks and all copyrights held by Parent or any of its Subsidiaries are valid, enforceable and subsisting. To Parent's best knowledge, there has not been and there is not any unauthorized use, infringement or misappropriation of any of the Parent Intellectual Property by any third Person, including, without limitation, any employee or former employee.

          (c) Except as set forth in Section 6.14(c) of the Parent Disclosure Letter, no owned Parent Intellectual Property is subject to any outstanding order, judgment, decree, stipulation or agreement restricting in any material manner the licensing thereof by Parent or any of its Subsidiaries.

         SECTION 6.15. Broker's or Finder's Fee. Except for Credit Suisse First Boston (whose fees and expenses will be paid by Parent or Merger Sub in accordance with their agreement with such firm, a true and correct copy of which has been previously delivered to the Company by Parent), no agent, broker, Person or firm acting on behalf of Parent or Merger Sub is, or will be, entitled to any fee, commission or broker's or finder's fees from any of the parties hereto, or from any Person controlling, controlled by, or under common control with any of the parties hereto, in connection with this Agreement or any of the transactions contemplated hereby.

         SECTION 6.16. Environmental Laws and Regulations. Except as could not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect and except as set forth in Section 6.16 of the Parent Disclosure Letter, (i) Hazardous Materials have not been generated, used, treated or stored on, transported to or from or Released or disposed of on, any Parent Property except in compliance with applicable Environmental Laws, (ii) Parent and each of its Subsidiaries are in compliance with all applicable Environmental Laws and the requirements of any permits issued under such Environmental Laws with respect to any Parent Property, (iii) there are no past, pending or, to Parent's knowledge, threatened Environmental Claims against Parent or any of its Subsidiaries or any Parent Property and (iv) there are no facts or circumstances, conditions or occurrences regarding the business, assets or operations of Parent or any Parent Property that could reasonably be anticipated to form the basis of an Environmental Claim against Parent or any of its Subsidiaries or any Parent Property.

         For purposes of this Agreement, "Parent Property" means any real property and improvements owned, leased or operated by Parent or any of its Subsidiaries.

         SECTION 6.17. Ownership of Capital Stock. Except as set forth in
Section 6.17 of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries beneficially owns, directly or indirectly, any capital stock of the Company or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any capital stock of the Company, other than as contemplated by this Agreement.

         SECTION 6.18. No Prior Activities. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has no Subsidiaries and has undertaken no business or activities other than in connection with entering into this Agreement and engaging in the transactions contemplated hereby.

         SECTION 6.19. Opinion of Financial Advisor. Parent has received the opinion of Credit Suisse First Boston to the effect that, as of the date of this Agreement, the consideration payable to the holders of Company Common Stock in the Offer and the Merger is fair to Parent from a financial point of view, and a copy of such opinion has been, or promptly upon receipt thereof will be, delivered to the Company; it being understood and acknowledged by the Company that such opinion has been rendered for the benefit of the Board of Directors of Parent, and is not intended to, and may not, be relied upon by the Company, its Affiliates or their respective shareholders.

         SECTION 6.20. Financing. Parent has, or will have prior to the expiration of the Offer, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to purchase all of the shares of Company Common Stock outstanding on a fully-diluted basis and to pay all related fees and expenses in connection therewith. Parent has provided the Company true and complete copies of all commitment letters that Parent and Merger Sub have received with respect to their financing of the Offer, the Merger and the other transactions contemplated hereby.


                                   ARTICLE 7
                       TRANSACTIONS PRIOR TO CLOSING DATE

         SECTION 7.01. Access to Information Concerning Properties and Records. During the period commencing on the date hereof and ending on the earlier of
(i) the Closing Date and (ii) the date on which this Agreement is terminated pursuant to Section 9.01 hereof, each of the Company and Parent shall, and each shall cause each of its Subsidiaries to, upon reasonable notice, afford the other party, and its respective counsel, accountants, consultants and other authorized representatives, access during normal business hours to its and its Subsidiaries' employees, properties, books and records in order that they may have the opportunity to make such investigations as they shall desire of its and its Subsidiaries' affairs; such investigation shall not, however, affect the representations and warranties made by the Company or Parent in this Agreement. The Company shall furnish promptly to Parent and Merger Sub and Parent and Merger Sub shall furnish promptly to the Company (x) a copy of each form, report, schedule, statement, registration statement and other document filed by it or its Subsidiaries during such period pursuant to the requirements of Federal, state or foreign securities laws and (y) all other information concerning its or its

Subsidiaries' business, properties and personnel as Parent, Merger Sub or the Company may reasonably request. Each of the Company and Parent agrees to cause its officers and employees to furnish such additional financial and operating data and other information and respond to such inquiries as the other party shall from time to time reasonably request.

         SECTION 7.02. Confidentiality. Prior to the Effective Time and after any termination of this Agreement, each of Parent and the Company will hold, and will use its best efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all confidential documents and information concerning the other party furnished to it or its Affiliates in connection with the transactions contemplated by this Agreement, except to the extent that such information can be shown to have been (i) previously known on a nonconfidential basis by such party, (ii) in the public domain through no fault of such party or (iii) later lawfully acquired by such party from sources other than the other party; provided that each of Parent and the Company may disclose such information to its officers, directors, employees, accountants, counsel, consultants, advisors, lenders and agents in connection with the transactions contemplated by this Agreement so long as such party informs such Persons of the confidential nature of such information and directs them to treat it confidentially. Each of Parent and the Company shall satisfy its obligation to hold any such information in confidence if it exercises the same care with respect to such information as it would take to preserve the confidentiality of its own similar information. If this Agreement is terminated, each of Parent and the Company will, and will use its best efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents to, destroy or deliver to the other party, upon request, all documents and other materials, and all copies thereof, that it or its Affiliates obtained, or that were obtained on their behalf, from the other party in connection with this Agreement and that are subject to such confidence.

         SECTION 7.03. Conduct of the Business of the Company Pending the Closing Date. The Company agrees that, except as permitted, required or specifically contemplated by, or otherwise described in, this Agreement or otherwise consented to or approved in writing by Parent (which consent or approval shall not be unreasonably withheld or delayed), during the period commencing on the date hereof until the Effective Time:

          (a) the Company and each of its Subsidiaries shall conduct their respective operations in all material respects only according to their ordinary and usual course of business consistent with past practice and shall use their reasonable best efforts to preserve intact their respective business organization, keep available the services of their officers and employees and maintain satisfactory relationships with licensors, suppliers, distributors, clients, joint venture partners and others having significant business relationships with them; and

          (b) Except as set forth in Section 7.03(b) of the Company Disclosure Letter or as expressly contemplated by this Agreement, neither the Company nor any of its Subsidiaries shall:

             (i) make any change in or amendment to the Company's
         Certificate of Incorporation or its By-Laws;

            (ii) issue or sell, or authorize to issue or sell, any shares of its capital stock or any other securities, or issue or sell, or authorize to issue or sell, any securities convertible into, or options, warrants or rights to purchase or subscribe for, or enter into any arrangement or contract with respect to the issuance or sale of, any shares of its capital stock or any other securities, or make any other changes in its capital structure, other than (i) the issuance of Company Common Stock upon the exercise of Options or in connection with Company Stock Rights outstanding on the date hereof, in each case in accordance with their present terms or pursuant to Options or other Company Stock Rights granted pursuant to clause (ii) below, (ii) the granting of Options or Company Stock Rights granted under the Company Stock Plans in effect on the date hereof in the ordinary course of business consistent with past practice not in excess of the amounts set forth in Section 7.03(b) of the Company Disclosure Letter, (iii) issuances by a wholly-owned Subsidiary of the Company of capital stock to such Subsidiary's parent, the Company or another wholly-owned Subsidiary of the Company or (iv) issuances of Company Common Stock upon the conversion of convertible securities of the Company outstanding as of the date of this Agreement;

           (iii) declare, pay or set aside any dividend or other distribution or payment with respect to, or split, combine, redeem or reclassify, or purchase or otherwise acquire, any shares of its capital stock or its other securities, other than dividends payable by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company (it being understood that the Company's
         Board of Directors may declare and the Company may pay quarterly dividends of not more than $0.25 per share on the schedule which has been publicly announced by the Company on or prior to the date of this Agreement);

              (iv) other than in connection with transactions permitted by
         Section 7.03(b)(v), incur any capital expenditures or any obligations or liabilities in respect thereof, except for those (A) contemplated by the capital expenditure budgets for the Company and its Subsidiaries made available to Parent, (B) incurred in the ordinary course of business of the Company and its Subsidiaries or (C) not otherwise described in clauses (A) and (B) which, in the aggregate, do not exceed $25 million;

               (v) acquire (whether pursuant to merger, stock or asset purchase or otherwise) in one transaction or series of related transactions (A) any assets (including any equity interests) having a fair market value in excess of $25 million, or (B) all or substantially all of the equity interests of any Person or any business or division of any Person having a fair market value in excess of $25 million;

            (vi) except in the ordinary course of business consistent with past practice and except to the extent required under existing employee and director benefit plans, agreements or arrangements as in effect on the date of this Agreement, increase the compensation or fringe benefits of any of its directors, officers or employees or grant any severance or termination pay not currently required to be paid under existing severance plans or enter into any employment, consulting or severance agreement or arrangement with any present or former director, officer or other employee of the Company or any of its Subsidiaries, or establish, adopt, enter into or amend in any material respect or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees;

           (vii) transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of, encumber or subject to any Lien, any material assets, other than in the ordinary course of business;

          (viii) except as required by applicable law or GAAP, make any material change in its method of accounting;

            (ix) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger) or any agreement relating to a Takeover Proposal, except as provided for in Section 7.07;

             (x) (A) incur any material indebtedness for borrowed money or guarantee any such indebtedness of another Person, other than indebtedness owing to or guarantees of indebtedness owing to the Company or any direct or indirect wholly-owned Subsidiary of the Company or (B) make any loans or advances to any other Person, other than to the Company or to any direct or indirect wholly-owned Subsidiary of the Company, except, in the case of clause (A), for borrowings in the ordinary course of business consistent with past practice, including without limitation borrowings under existing credit facilities described in the Company SEC Reports in the ordinary course of business consistent with past practice for working capital purposes;

            (xi) accelerate the payment, right to payment or vesting of any bonus, severance, profit sharing, retirement, deferred compensation, stock option, insurance or other compensation or benefits;

           (xii) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) over $15 million, individually or in the aggregate, other than the payment, discharge or satisfaction (A) of any such claims, liabilities or obligations in the ordinary course of business and consistent with past practice or (B) of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) contained in the Company SEC Reports;

          (xiii) enter into any agreement, understanding or commitment that materially restrains, limits or impedes the Company's or any of its Subsidiaries' ability to compete with or conduct any business or line of business, including, but not limited to, geographic limitations on the Company's or any of its Subsidiaries' activities;

           (xiv) plan, announce, implement or effect any material reduction in labor force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company or its Subsidiaries; provided, however, that routine employee terminations for cause shall not be considered subject to this clause (xiv);

            (xv) take any action including, without limitation, the adoption of any shareholder rights plan or amendments to its Certificate of Incorporation or By-Laws (or comparable governing documents), which would, directly or indirectly, restrict or impair the ability of Parent to vote, or otherwise to exercise the rights and receive the benefits of a shareholder with respect to, securities of the Company acquired or controlled by Parent or Merger Sub or permit any shareholder to acquire securities of the Company on a basis not available to Parent or Merger Sub in the event that Parent or Merger Sub were to acquire any additional shares of the Company Common Stock;

           (xvi) materially modify, amend or terminate any material contract to which it is a party or waive any of its material rights or claims except in the ordinary course of business consistent with past practice;

          (xvii) other than in the ordinary course of business consistent with past practice, make any tax election or enter into any settlement or compromise of any tax liability that in either case is material to the business of the Company and its Subsidiaries as a whole; or

         (xviii) agree, in writing or otherwise, to take any of the foregoing actions.

         SECTION 7.04. Conduct of the Business of Parent Pending the Closing Date. Parent agrees that, except as permitted, required or specifically contemplated by, or otherwise described in, this Agreement or otherwise consented to or approved in writing by the Company (which consent or approval shall not be unreasonably withheld or delayed), during the period commencing on the date hereof until the Effective Time:

          (a) Parent and each of its Subsidiaries shall conduct their respective operations in all material respects only according to their ordinary and usual course of business consistent with past practice and shall use their reasonable best efforts to preserve intact their respective business organization, keep available the services of their officers and employees and maintain satisfactory relationships with licensors, suppliers, distributors, clients, joint venture partners and others having significant business relationships with them; and

          (b) Except as set forth in Section 7.04(b) of the Parent Disclosure Letter or as expressly contemplated by this Agreement, neither Parent nor any of its Subsidiaries shall:

             (i) make any change in or amendment to Parent's Certificate of Incorporation that changes any material term or provision of the Parent Common Stock;

            (ii) make any material change in or amendment to Merger Sub's Certificate of Incorporation;

           (iii) engage in any material repurchase at a premium, recapitalization, restructuring or reorganization with respect to Parent's capital stock, including, without limitation, by way of any extraordinary dividend on, or other extraordinary distributions with respect to, Parent's capital stock;

            (iv) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or any business or division thereof, or otherwise acquire any assets, unless such acquisition or the entering into of a definitive agreement relating to or the consummation of such transaction would not (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the Merger or the expiration or termination of any applicable waiting period, (ii) increase the risk of any Governmental Authority entering an order prohibiting the consummation of the Merger or (iii) increase the risk of not being able to remove any such order on appeal or otherwise; or

             (v) agree, resolve or otherwise commit to do any of the foregoing.

         SECTION 7.05. Company Shareholder Meeting; Preparation of Proxy Statement/Prospectus.

          (a) Company Shareholder Meeting. The Company, acting through its Board of Directors, shall, in accordance with applicable law, duly call, convene and hold a meeting of the holders of the Company Common Stock (the "Company Shareholder Meeting") as soon as reasonably practicable after the acceptance for payment of shares of Company Common Stock pursuant to the Offer for the purpose of voting upon this Agreement and the Merger and the Company agrees that this Agreement and the Merger shall be submitted at such meeting. The Company shall take all action necessary to solicit from its shareholders proxies, and shall take all other action necessary and advisable, to secure the vote of shareholders required by applicable law and the Company's Certificate of Incorporation or By-Laws to obtain the approval for this Agreement and the Merger. Unless the Board of Directors of the Company otherwise determines (based on a majority vote of the Board of Directors in its good faith judgment that such other action is necessary to comply with its fiduciary duty to shareholders under applicable law after receiving the advice of outside legal counsel) prior to the Company Shareholder Approval, (i) the Company's Board of Directors shall recommend approval and adoption by its shareholders of this

Agreement (the "Company Recommendation"), (ii) neither the Company's Board of Directors nor any committee thereof shall amend, modify, withdraw, condition or qualify the Company Recommendation in a manner adverse to Parent or take any action or make any statement inconsistent with the Company Recommendation and
(iii) the Company shall take all lawful action to solicit the Company Shareholder Approval.

          (b) Preparation of Registration Statement and Proxy Statement/ Prospectus. Promptly after the date hereof, Parent and the Company shall prepare, and Parent shall file with the SEC, the Registration Statement, in which the Proxy Statement/Prospectus will be included as Parent's prospectus. Each of the Company and Parent shall use all reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after the acceptance for payment of shares of Company Common Stock pursuant to the Offer and to keep the Registration Statement effective as long as is necessary to consummate the Merger. The Company shall mail the Proxy Statement/Prospectus to its shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act and, if necessary, after the Proxy Statement/Prospectus shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, resolicit proxies. Parent shall take any action required to be taken under any applicable state securities or blue sky laws in connection with the issuance of Parent Common Stock in the Merger. No amendment or supplement to the Proxy Statement/Prospectus will be made by the Company or Parent without the approval of the other party, which will not be unreasonably withheld or delayed. Each party will advise the other party, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time, the Company or Parent discovers any information relating to either party, or any of their respective Affiliates, officers or directors, that should be set forth in an amendment or supplement to the Proxy Statement/Prospectus, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law or regulation, disseminated to the shareholders of the Company.

         SECTION 7.06. Reasonable Best Efforts. Subject to the terms and conditions provided herein and in Section 7.09, each of the Company and Parent shall, and shall cause each of its Subsidiaries to, cooperate and use their reasonable best efforts to take, or cause to be taken, all appropriate action, and to make, or cause to be made, all filings necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement including, without limitation, the Company's and Parent's reasonable best efforts to obtain, prior to the Closing Date, all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with the Company or Parent, as the case may be, and their respective Subsidiaries as are necessary for consummation of the transactions contemplated by this Agreement and in order to comply with applicable Laws, including Laws restricting the foreign ownership of assets; provided, however, that no loan agreement or contract for borrowed money shall be repaid except as currently required by its terms, in whole or in part, and no contract shall be amended to increase the amount payable thereunder or otherwise to be more burdensome to the Company or any of its Subsidiaries or Parent or any of its Subsidiaries in order to obtain any such consent, approval or authorization without first obtaining the written approval of Parent or the Company, respectively.

         SECTION 7.07. No Solicitation. (a) The Company shall, and shall use its reasonable best efforts to cause its Affiliates, officers, directors, employees, financial advisors, attorneys and other advisors, representatives and agents to, immediately cease any discussions or negotiations with third parties with respect to any Takeover Proposal (as defined below). The Company shall not, nor shall it authorize or permit any of its Affiliates to, nor shall it authorize or permit any officer, director or employee of or any financial advisor, attorney or other advisor, representative or agent of it or any of its Affiliates, to (i) directly or indirectly solicit, facilitate, initiate or encourage the making or submission of, any Takeover Proposal (including, without limitation, the taking of any action which would make Section 912 of the BCL inapplicable to a Takeover Proposal), (ii) enter into any agreement, arrangement or understanding with respect to any Takeover Proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement, (iii) initiate or participate in any way in any discussions or negotiations regarding, or furnish or disclose to any Person (other than a party to this Agreement) any information with respect to, or take any other action to facilitate or in furtherance of any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Takeover Proposal or (iv) grant any waiver or release under any standstill or similar agreement with respect to any class of the Company's equity securities; provided that prior to the acceptance for payment of shares of Company Common Stock pursuant to the Offer, in response to an unsolicited Takeover Proposal that did not result from the breach of this Section 7.07 and following delivery to Parent of notice of the Takeover Proposal in compliance with its obligations under Section 7.07(d) hereof, the Company may participate in discussions or negotiations with or furnish information (pursuant to a confidentiality agreement with customary terms) to any third party which makes a bona fide written Takeover Proposal if
(A) a majority of the Company's Board of Directors reasonably determines in good faith (after consultation with an independent, nationally recognized investment bank) that taking such action would be reasonably likely to lead to the delivery to the Company of a Superior Proposal and (B) a majority of the Company's Board of Directors determines in good faith (after receiving the advice of outside legal counsel) that it is necessary to take such actions(s) in order to comply with its fiduciary duties under applicable law. Without limiting the foregoing, the Company agrees that any violation of the restrictions set forth in this Section 7.07(a) by any of its, or any of its Subsidiaries', officers, employees, Affiliates or directors or any advisor, representative, consultant or agent retained by the Company or any of its Subsidiaries or Affiliates in connection with the transactions contemplated hereby, whether or not such Person is purporting to act on behalf of the Company or any of its Subsidiaries, shall constitute a breach of this Section 7.07(a) by the Company.

         For purposes of this Agreement, "Takeover Proposal" means any inquiry, proposal or offer from any Person or group relating to (i) any direct or indirect acquisition or purchase of 15% or more of the assets of the Company or any of its Significant Subsidiaries or 15% or more of any class of equity securities of the Company or any of its Significant Subsidiaries, (ii) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning all or any portion of any class of equity securities of the Company or any of its Significant Subsidiaries or (iii) any merger, consolidation, business combination, sale of all or any substantial portion of the assets, recapitalization, liquidation or a dissolution of, or similar transaction of the Company or any of its Significant Subsidiaries other than the Offer or the Merger; and "Superior Proposal" means a bona fide written Takeover Proposal made by a third party to purchase at least two-thirds of the outstanding equity securities of the Company pursuant to a tender offer, exchange offer, merger or other business combination (x) on terms which a majority of the Company's Board of Directors determines in good faith (after consultation with an independent, nationally recognized investment bank) to be superior to the Company and its shareholders (in their capacity as shareholders) from a financial point of view (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and identity of the offeror) as compared to the transactions contemplated hereby and any alternative proposed by Parent or Merger Sub in accordance with Section 9.01(c) and (y) which is reasonably capable of being consummated.

          (b) The Company agrees that, except as set forth in Section 7.07(c), neither its Board of Directors nor any committee thereof shall (i) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (ii) approve, recommend or cause it to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Takeover Proposal.

          (c) The Company agrees that, notwithstanding anything to the contrary herein, prior to the acceptance for payment of shares of Company Common Stock pursuant to the Offer, the Company and/or its Board of Directors may take the actions otherwise prohibited by Section 7.07(b) if (i) a third party makes a Superior Proposal, (ii) the Company complies with its obligations under Section 7.07(d), (iii) all of the conditions to the Company's right to terminate this Agreement in accordance with Section 9.01(c) hereof have been satisfied (including the expiration of the three (3) Business Day period described therein and the payment of all amounts required pursuant to Section 9.03 hereof) and (iv) simultaneously therewith, this Agreement is terminated in accordance with Section 9.01(c) hereof.

          (d) The Company agrees that in addition to the obligations of the Company set forth in paragraphs (a), (b) and (c) of this Section 7.07, promptly on the date of receipt thereof, the Company shall advise Parent in writing of any request for information or any Takeover Proposal, or any inquiry, discussions or negotiations with respect to any Takeover Proposal, the terms and conditions of such request, Takeover Proposal, inquiry, discussions or negotiations and the Company shall promptly provide to Parent copies of any written materials received by the Company in connection with any of the foregoing, and the identity of the Person or group making any such request, Takeover Proposal or inquiry or with whom any discussions or negotiations are taking place. The Company agrees that it shall keep Parent fully informed of the status and details (including amendments or proposed amendments) of any such request, Takeover Proposal or inquiry and keep Parent fully informed as to the material details of any information requested of or provided by the Company and as to the details of all discussions or negotiations with respect to any such request, Takeover Proposal or inquiry. The Company agrees that it shall simultaneously provide to Parent any non-public information concerning the Company provided to any other Person or group in connection with any Takeover Proposal which was not previously provided to Parent.


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


          (e) Parent agrees that nothing contained in this Section 7.07 shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with respect to any tender offer.

          (f) The Company agrees that immediately following the execution of this Agreement, (i) it shall request each Person which has heretofore executed a confidentiality agreement in connection with such Person's consideration of acquiring the Company or any portion thereof to return or destroy (which destruction shall be certified in writing by an executive officer of the Company) all confidential information heretofore furnished to such Person by or on its behalf and (ii) the Company shall cease and cause to be terminated immediately all existing discussions or negotiations with any Person conducted heretofore with respect to, or that could reasonably be expected to lead to, any Takeover Proposal.

         SECTION 7.08. Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent and Merger Sub shall give prompt notice to the Company, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be likely to cause any representation or warranty contained in this Agreement to be untrue in any material respect at any time from the date of this Agreement to the Effective Time. Each of the Company and Parent shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

         SECTION 7.09. Antitrust Laws. (a) Each party hereto shall (i) take promptly all actions necessary to make the filings required of it or any of its Affiliates under any applicable Antitrust Laws in connection with this Agreement and the transactions contemplated hereby, (ii) comply at the earliest practicable date with any formal or informal request for additional information or documentary material received by it or any of its Affiliates from any Antitrust Authority and (iii) cooperate with one another in connection with any filing under applicable Antitrust Laws and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement initiated by any Antitrust Authority.

          (b) Each party hereto shall use its reasonable best efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Antitrust Law. Without limiting the generality of the foregoing, "reasonable best efforts" shall include, without limitation:


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


             (i) in the case of each of Parent and the Company:

                     (A) filing with the appropriate Antitrust Authorities at
                the earliest practicable date a Notification and Report Form or other applicable notification with respect to the transactions contemplated by this Agreement;

                     (B) if Parent or the Company receives a formal request
                for information and documents from an Antitrust Authority, substantially complying with such formal request at the earliest practicable date following the date of its receipt thereof; and

                     (C) opposing vigorously any litigation relating to the
                Offer, the Merger or the other transactions contemplated hereby, including, without limitation, promptly appealing any adverse court order; provided, however, that if any order, injunction or decree prohibiting the Offer, the Merger or the other transactions contemplated hereby remains in effect on August 31, 2000, Parent may terminate this Agreement provided it is then entitled to terminate this Agreement pursuant to
                Section 9.01(d).

            (ii) in the case of the Company only, subject to Parent's compliance with clause (i) above, not frustrating or impeding Parent's strategy or negotiating positions with any Antitrust Authority; and

           (iii) in the case of Parent and Merger Sub only, subject to the Company's compliance with clause (i) above, to accept an order requiring Parent, Merger Sub or the Company to agree or commit to divest, hold separate, offer for sale, abandon, limit its operations of or take similar action with respect to any assets (tangible or intangible) or any business interest of it or any of their Subsidiaries (including, without limitation, the Surviving Corporation after consummation of the Merger) as are necessary to permit Parent and Merger Sub to otherwise fully consummate the Offer and the Merger (an "Order of Disposition"); provided, however, that nothing in this Agreement shall require Parent or any of its Subsidiaries to comply with or accept Orders of Disposition which, if complied with, could reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

          (c) Each party hereto shall promptly inform the other parties of any material communication made to, or received by such party from, any Antitrust Authority or any other Governmental Authority regarding any of the transactions contemplated hereby.


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


          (d) For purposes of this Agreement, (i) "Antitrust Authorities" means the Federal Trade Commission, the Antitrust Division, the attorneys general of the several states of the United States, the antitrust authorities of Brazil, Canada, Germany and any other Governmental Authority having jurisdiction with respect to the transactions contemplated hereby pursuant to applicable Antitrust Laws and (ii) "Antitrust Law" means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the Competition Act, European Antitrust Laws and all other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

         SECTION 7.10. Directors' and Officers' Insurance. (a) The Certificate of Incorporation and the By-Laws of the Surviving Corporation shall contain the provisions with respect to indemnification and exculpation from liability set forth in the Company's Certificate of Incorporation and By-Laws on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who on or prior to the Effective Time were directors, officers, employees or agents of the Company, unless such modification is required by law.

          (b) For a period of six years from the Effective Time, the Surviving Corporation shall either (x) maintain in effect the Company's current directors' and officers' liability insurance covering those Persons who are currently covered on the date of this Agreement by the Company's directors' and officers' liability insurance policy (a copy of which has been heretofore delivered to Parent) (the "Indemnified Parties"); provided, however, that in no event shall Parent be required to expend in any one year an amount in excess of 225% of the annual premiums currently paid by the Company for such insurance; provided further that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount; provided further that the Surviving Corporation may substitute for the Company policy policies with at least the same coverage containing terms and conditions which are no less advantageous and provided that said substitution does not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time or (y) if such insurance coverage is not otherwise available, cause Parent's directors' and officers' liability insurance then in effect to cover those Persons who are covered on the date of this Agreement by the Company's directors' and officers' liability insurance policy with respect to those matters covered by the Company's directors' and officers' liability policy.


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


          (c) The Surviving Corporation shall indemnify all Indemnified Parties to the fullest extent permitted by applicable law with respect to all acts and omissions arising out of such individuals' services as officers, directors, employees or agents of the Company or any of its Subsidiaries or as trustees or fiduciaries of any plan for the benefit of employees of the Company or any of its Subsidiaries occurring prior to the Effective Time, including, without limitation, the transactions contemplated by this Agreement. Without limitation of the foregoing, in the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including, without limitation, the transactions contemplated by this Agreement, occurring prior to, and including, the Effective Time, the Surviving Corporation, from and after the Effective Time, shall pay, as incurred, such Indemnified Party's reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. Subject to Section 7.10(d) below, the Surviving Corporation shall pay all reasonable expenses, including attorneys' fees, that may be incurred by any Indemnified Party in enforcing this Section 7.10 or any action involving an Indemnified Party resulting from the transactions contemplated by this Agreement.

          (d) Any Indemnified Party wishing to claim indemnification under paragraph (a) or (c) of this Section 7.10, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Surviving Corporation thereof. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Surviving Corporation shall have the right, from and after the Effective Time, to assume the defense thereof (with counsel engaged by the Surviving Corporation to be reasonably acceptable to the relevant Indemnified Party) and the Surviving Corporation shall not be liable to such Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, (ii) such Indemnified Party will cooperate in the defense of any such matter and (iii) the Surviving Corporation shall not be liable for any settlement effected without its prior written consent; provided that the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

         SECTION 7.11. Public Announcements. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement prior


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


to such consultation and review by the other party of such release or statement, except as may be required by law, court process or by obligations pursuant to any listing agreement with a national securities exchange.

         SECTION 7.12. Transfer Tax. The Company and Parent shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees and any similar taxes which become payable in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to tax, "Transfer Taxes"). All Transfer Taxes shall be paid by the Company and expressly shall not be a liability of any holder of the Company Common Stock.

         SECTION 7.13. NYSE Listing. Parent shall use its reasonable best efforts to cause the Parent Common Stock to be issued in connection with the Merger to be listed on the NYSE, subject to official notice of issuance.

         SECTION 7.14. Affiliates of the Company. Not less than 15 days prior to the Effective Time, the Company shall deliver to Parent a letter identifying all Persons who, to the Company's knowledge, at the Effective Time, may be deemed to be "affiliates" of the Company for purposes of Rule 145 under the Securities Act or who may otherwise be deemed to be Affiliates of the Company (the "Rule 145 Affiliates"). The Company shall use its reasonable best efforts to cause each Person who is identified as a Rule 145 Affiliate in such list to deliver to Parent prior to the Effective Time, a written agreement, in the form attached hereto as Exhibit A (a "Rule 145 Affiliate Agreement").

         SECTION 7.15. Employee Benefits. (a) Parent covenants and agrees that, during the period commencing at the Effective Time through at least December 31, 2001, it will provide (or shall cause the Surviving Corporation to provide) nonrepresented current and former employees of the Company and its Subsidiaries with salary and benefits under employee benefit plans that are no less favorable, in the aggregate, than those currently provided by the Company and its Subsidiaries to such employees (including, without limitation, benefits pursuant to qualified and nonqualified retirement plans, savings plans, medical, dental, disability and life insurance plans and programs, deferred compensation arrangements, bonus and incentive compensation plans, and retiree benefit plans, policies and arrangements). Parent shall cause the Surviving Corporation to recognize service with the Company and its Subsidiaries and any predecessor entities (and any other service credited by the Company under similar benefit plans) for all purposes (including for vesting, eligibility to participate, severance, and benefit accrual); and Parent and the Surviving Corporation shall recognize (or cause to be recognized) service with the Company and its Subsidiaries and any predecessor entities (and any service credited by the Company under similar benefit plans) for purposes of vesting, eligibility to participate and severance under any employee benefit plan or arrangement maintained by Parent, the Surviving Corporation or any Subsidiary or Affiliate of Parent and for purposes of benefit accrual under any employee welfare benefit plan or arrangement maintained by Parent, the Surviving Corporation or any Subsidiary or Affiliate of Parent; provided, however, that solely to the extent necessary to avoid duplication of benefits, amounts payable under employee benefit plans provided by Parent, the Surviving Corporation or a Parent Subsidiary may be reduced by amounts payable under similar Company Employee Benefit Plans with respect to the same periods of service. Any benefits accrued by employees of the Company or any Subsidiary of the Company prior to the Effective Time under any defined benefit pension plan currently maintained by the Company or any Subsidiary of the Company that employs a final average pay formula shall be calculated based on the employees' final average pay with Parent, the Surviving Corporation or any Parent Subsidiary or other Affiliate employing the employees for as long as the current final average pay benefit formula under such plan is in effect. From and after the Effective Time, Parent and the Surviving Corporation shall, and Parent shall cause the Subsidiaries and Affiliates of Parent to, (i) waive any pre-existing condition limitations to the extent that the employees or their beneficiaries are not subject to such pre-existing condition limitations under the comparable Company Employee Benefit Plans prior to the Effective Time, and (ii) credit any deductibles and out- of-pocket expenses that are applicable and/or covered under the Company Employee Benefit Plans, and are incurred by the employees and their beneficiaries during the portion of the calendar year prior to participation in the benefit plans provided by Parent, the Surviving Corporation and any Subsidiary or Affiliate of Parent. The provisions of this Section 7.15 shall not create in any employee or former employee of the Company or any Subsidiary of the Company any rights to employment or continued employment with Parent, the Surviving Corporation or the Company or any of their respective Subsidiaries or Affiliates or any right to specific terms or conditions of employment.

          (b) During the period commencing at the Effective Time and through at least December 31, 2001, Parent and the Surviving Corporation shall honor, and Parent shall cause its Subsidiaries and Affiliates to honor, in accordance with its terms, the Company's severance policy in effect as of the Closing Date as set forth in Section 7.15 of the Company Disclosure Letter. During the period commencing at the Effective Time and through at least the second anniversary of the Closing Date, Parent and the Surviving Corporation shall honor, and Parent shall cause its Subsidiaries and Affiliates to honor, in accordance with its terms, the Company's Severance Plan for Key Employees. Parent agrees that up to 26 employees listed on Section 7.15 of the Company Disclosure Schedule may be


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


added as participants in the Company's Severance Plan for Key Employees. During the period commencing at the Effective Time and through at least the first anniversary of the Closing Date, Parent and the Surviving Corporation shall honor, and Parent shall cause its Subsidiaries and Affiliates to honor, in accordance with its terms, the Reorganization Severance Plan which the Company will establish prior to the Effective Time in accordance with the term sheet attached to Section 7.15 of the Company Disclosure Letter. Parent shall cause the Surviving Corporation to honor all accrued obligations under its deferred compensation and supplemental retirement plans and shall cooperate with the Surviving Corporation in developing appropriate substitute deemed investments for those amounts deemed to be invested in Company Common Stock.

          (c) In addition, Parent shall cause the Surviving Corporation to honor, in accordance with their terms, any individual employment, change of control, severance, retirement or termination agreement between the Company or any Subsidiary of the Company, and any current or former officer, director or employee of the Company or any Subsidiary of the Company, including the Company's incentive programs and change in control agreements between the Company and certain of its officers, in each case as set forth in Section 7.15 of the Company Disclosure Letter (including the Trust Agreement), except as otherwise agreed to by any such officer, director or employee. Parent shall also cause the Surviving Corporation to honor the Executive Life Insurance Plan, in accordance with its terms existing immediately prior to the execution of this Agreement, and the related Split Dollar Life Insurance Agreements.

          (d) The provisions of this Section 7.15 shall apply to employees of the Company and its Subsidiaries whose terms and conditions of employment are not subject to a collective bargaining agreement and, to the extent required by a collective bargaining agreement, to employees of the Company and its Subsidiaries whose terms and conditions of employment are subject to a collective bargaining agreement.

          (e) Parent acknowledges that a "Potential Change in Control" has occurred as defined in the Trust Agreement and that the Company shall deliver the Funding Amount to the trustee under the Trust Agreement.

          (f) Parent agrees that the consummation of the Merger shall constitute a "Change in Control" of the Company for all purposes within the meaning of all applicable compensation or benefit plans or agreements of the Company and its subsidiaries, including, without limitation, the Company Stock Plans and the employment agreements set forth on the Company Disclosure Letter.


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


          (g) The Company shall deliver to Parent copies of all notices, schedules and other documents it proposes to deliver to, or receives from, the trustee under the Trust Agreement after the date hereof, or in connection with the transactions contemplated hereby, including, without limitation, the Payment Schedule, as defined in the Trust Agreement. Parent shall have a reasonable opportunity to review such notices, schedules and other documents proposed to be delivered to such trustee prior to such delivery thereof.

         (h) Parent agrees that the Company shall pay a pro rata bonus to the approximately 650 participants in its annual bonus plan in respect of such participants' employment with the Company in 2000 through the Closing Date. The amount of a participant's bonus shall be determined as follows: (i) if a participant is not terminated by the Company, the Surviving Corporation or Parent (as the case may be) on or prior to December 31, 2000, such participant shall receive a pro rata bonus equal to the amount of such participant's "actual bonus" for 2000 through the Closing Date, which amount shall be paid on or prior to February 28, 2001 in accordance with Parent's standard policies in effect for bonus payments in respect of 2000; provided, however, that such participant shall not have voluntarily terminated his or her employment on or prior to the bonus payment date; and (ii) if a participant is terminated by the Company, the Surviving Corporation or Parent (as the case may be) on or prior to December 31, 2000, such participant shall receive a pro rata bonus equal to the amount of such participant's "actual bonus" for 2000 through the Closing Date, which amount shall be paid within five days of such participant's termination. For purposes of this Section 7.15(h), "actual bonus" shall be determined by the Company in a manner consistent with past practice (except that it shall be determined as of the Closing Date) and shall be reviewed with and reasonably acceptable to Parent. For the avoidance of doubt, any participant who voluntarily terminates his or her employment on or prior to the bonus payment date shall not receive any bonus. Notwithstanding the foregoing provisions of this Section 7.15(h), a Named Executive entitled to a payment at the time of his termination pursuant to Section 7.15(i) hereof shall also be entitled to be paid his pro rata bonus pursuant to this Section 7.15(h).

         (i) With respect to Messrs. Olson, Nichols, Brown, Fox, Hart, McWilliams and Nimmons (each, a "Named Executive"), unless otherwise agreed in writing by such Named Executive and Parent after the execution of this Agreement and prior to the Closing, he shall receive, at the time of his termination of employment by wire transfer to an account designated by him, the respective aggregate payment on account of the lump sum amounts (including, without limitation, the Gross-Up Payment) to which he will become entitled upon such termination under his agreement and this Section 7.15(i) plus the pro rata bonus to which he is entitled pursuant to Section 7.15(h) hereof; provided that
(A) such


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


Named Executive continues to be employed by the Company after the Closing Date (being paid his salary in effect immediately prior to the Closing) and does not terminate his employment prior to December 31, 2000, (B) the date of termination of such Named Executive shall be at the election of Parent (if such termination occurs before December 31, 2000) and (C) such Named Executive agrees that he will not in any way knowingly make any statement, written or oral, or take any other action relating to Parent, the Company, the Surviving Corporation or their respective officers, directors or shareholders that would disparage or otherwise harm Parent, the Company, the Surviving Corporation or their respective business or reputation or those of any of its officers, directors or shareholders (except as required in connection with any governmental, judicial or regulatory agency proceeding). Such termination shall be deemed a termination without Cause for all purposes of such severance or employment agreement and all agreements and plans applicable to such individual.

         (j) Prior to the Effective Time, the Company shall establish a retention plan for certain of the Company's employees. Such retention plan shall have an aggregate cost of up to $11,200,000 and shall contain participants who are determined as reasonably and mutually acceptable to Parent and the Company. Payment under such retention plan shall be made to the Company's employees who are employed by the Company at the first anniversary of the Closing Date (or who have previously been terminated without cause, terminated as a result of death or disability or terminated by the participant as a result of such participant's reduction in salary or relocation, unless such relocation is to the Borough of Manhattan in New York, New York, if the participant is located in Stamford, Connecticut prior to the Effective Time, or to a location not more than 35 miles away from such participant's principal place of employment prior to the Effective Time) within five days of such anniversary date (or within five days of such date of termination, if applicable). Such payment made to any participant shall equal 50% of such participant's salary as in effect immediately prior to the Closing.

         SECTION 7.16. Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to the Company Common Stock) and acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.


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


         SECTION 7.17. Voting of Shares. Parent agrees to vote all shares of Company Common Stock beneficially owned by it or any of its Subsidiaries in favor of adoption of this Agreement at the Company Shareholder Meeting.


                                   ARTICLE 8
                            CONDITIONS TO THE MERGER

         SECTION 8.01. Conditions to Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following conditions:

          (a) to the extent required by applicable law this Agreement shall have been approved and adopted by the shareholders of the Company in accordance with the BCL;

          (b) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger;

          (c) Parent Common Stock to be issued in the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance;

          (d) the Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC and not concluded or withdrawn and all state securities or blue sky authorizations necessary to carry out the transactions contemplated hereby shall have been obtained and be in effect; and

          (e) Merger Sub shall have purchased shares of Company Common Stock pursuant to the Offer.

         SECTION 8.02. Conditions To the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following further condition: that the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time.


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


                                   ARTICLE 9
                          TERMINATION AND ABANDONMENT

         SECTION 9.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Shareholder Approval:

         (a)   by mutual written consent of Parent and the Company; or

         (b)   by Parent:

             (i) if at any time prior to the acceptance for payment of shares of Company Common Stock pursuant to the Offer, the Company has breached in any material respect any representation, warranty, covenant or other agreement contained in this Agreement, which (i) would give rise to the failure of a condition set forth in clause (d) of Annex I, (ii) cannot be or has not been cured prior to the Termination Date and
         (iii) has not been waived by Parent pursuant to the provisions hereof;

            (ii) if at any time after the date hereof and prior to the acceptance for payment of shares of Company Common Stock pursuant to the Offer, (A) the Company, or its Board of Directors, as the case may be, shall have (w) entered into any agreement with respect to any Takeover Proposal other than the Offer or the Merger and other than a confidentiality agreement permitted under Section 7.07, (x) amended, conditioned, qualified, withdrawn or modified, or proposed or resolved to do so, in a manner adverse to Parent or Merger Sub, its approval and recommendation of the Offer, the Merger and this Agreement, or (y) approved or recommended, or proposed to approve or recommend, any Takeover Proposal other than the Offer or the Merger, or (B) the Company or the Company's Board of Directors or any committee thereof shall have resolved to do any of the foregoing; or

           (iii) if the Company breaches any of its obligations under Section
         7.07 or Section 9.01(c) hereof;

          (c) by the Company if at any time prior to the acceptance for payment of shares of Company Common Stock pursuant to the Offer a Superior Proposal is received by the Company and the Board of Directors of the Company reasonably determines in good faith (after receiving the advice of outside legal counsel) that it is necessary to terminate this Agreement and enter into an agreement to effect the Superior Proposal to comply with its fiduciary duties under applicable law; provided that the Company may not terminate this Agreement pursuant to this


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


Section 9.01(c) unless and until (i) three (3) Business Days have elapsed following delivery to Parent of a written notice of such determination by the Board of Directors of the Company and during such three (3) Business Day period the Company has fully cooperated with Parent, including, without limitation, informing Parent of the terms and conditions of such Superior Proposal, and the identity of the Person making such Superior Proposal, with the intent of enabling both parties to agree to a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby may be effected;
(ii) at the end of such three (3) Business Day period the Takeover Proposal continues to constitute a Superior Proposal and the Board of Directors of the Company confirms its determination (after receiving the advice of outside legal counsel) that it is necessary to terminate this Agreement and enter into an agreement to effect the Superior Proposal to comply with its fiduciary duties under applicable law; and (iii) (x) at or prior to such termination, Parent has received all fees and Expenses set forth in Section 9.03 hereof by wire transfer in same day funds and (y) immediately following such termination the Company enters into a definitive acquisition, merger or similar agreement to effect the Superior Proposal;

         (d)   by either Parent or the Company:

             (i) if the Offer has not been consummated on or before August 31, 2000 (the "Termination Date"); provided that the right to terminate this Agreement pursuant to this clause shall not be available to any party whose failure to fulfill any material obligation of this Agreement or other material breach of this Agreement has been the cause of, or resulted in, the failure of the Offer to have been consummated on or prior to the aforesaid date; or

            (ii) if any court of competent jurisdiction or any Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restricting, enjoining, restraining or otherwise prohibiting acceptance for payment of, and payment for, shares of Company Common Stock pursuant to the Offer or consummation of the Merger and such order, decree, ruling or other action shall have become final and nonappealable.

         SECTION 9.02. Effect of Termination. In the event of termination of this Agreement by Parent or the Company, as provided in Section 9.01, this Agreement shall forthwith become void and there shall be no liability hereunder on the part of the Company, Parent or Merger Sub or their respective officers or directors (except as set forth in Section 7.02, this Section 9.02 and Sections 9.03, 10.03, 10.04, 10.05, 10.11 and 10.13, which shall survive the termination);


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


provided, however, that nothing contained in this Section 9.02 or in Section
9.03 shall relieve any party hereto from any liability for any breach of this Agreement.

         SECTION 9.03. Payment of Certain Fees. (a) If this Agreement is terminated by Parent in accordance with Section 9.01(b)(i), 9.01(b)(ii)(A)(w), 9.01(b)(ii)(A)(y), 9.01(b)(ii)(B) (unless related to a resolution to take any of the actions set forth in Section 9.01(b)(ii)(A)(x), in which case Section 9.03(c) shall apply) or 9.01(b)(iii) hereof or by the Company pursuant to
Section 9.01(c), then the Company shall (A) reimburse Parent for all of its Expenses and (B) pay to Parent in immediately available funds a termination fee in an amount equal to $300 million (the "Termination Fee").

          (b) If this Agreement is terminated by Parent or the Company pursuant to Section 9.01(d)(i) hereof and (x) a Takeover Proposal has been made and publicly announced or communicated to the Company's shareholders after the date of this Agreement and prior to the Termination Date and, to the extent applicable, (y) concurrently with or within twelve (12) months of the date of such termination a Third Party Acquisition Event occurs, then the Company shall
(i) within one Business Day of the date of termination pursuant to Section 9.01(d)(i) (A) pay to Parent 50% of the Termination Fee and (B) reimburse Parent for all of its Expenses, and (ii) within one Business Day of the occurrence of such a Third Party Acquisition Event (including any revisions or amendments thereto) pay to Parent 50% of the Termination Fee.

         "Third Party Acquisition Event" shall mean (i) the consummation of a Takeover Proposal involving the purchase of a majority of either the equity securities of the Company or of the consolidated assets of the Company and its Subsidiaries, taken as a whole, or any such transaction that, if it had been proposed prior to the termination of this Agreement would have constituted a Takeover Proposal or (ii) the entering into by the Company or any of its Subsidiaries of a definitive agreement with respect to any such transaction.

         "Expenses" shall mean documented and reasonable out-of-pocket fees and expenses up to a maximum aggregate amount of $10 million incurred or paid in connection with the Merger or the consummation of any of the transactions contemplated by this Agreement, including, but not limited to, all filing fees, printing fees and reasonable fees and expenses of law firms, commercial banks, investment banking firms, accountants, experts and consultants.

          (c) If this Agreement is terminated by Parent pursuant to Section 9.01(b)(ii)(A)(x), then (i) the Company shall (A) pay to Parent 50% of the Termination Fee and (B) reimburse Parent for all of its Expenses and (ii) if concurrently with or within 12 months after such termination a Third Party


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


Acquisition Event occurs, then the Company shall pay to Parent 50% of the Termination Fee within one Business Day of the occurrence of such a Third Party Acquisition Event (including any revisions or amendments thereto).

          (d) Any payment of the Termination Fee (and reimbursement of Expenses) pursuant to this Section 9.03 shall be made within one Business Day after termination of this Agreement (or as otherwise expressly set forth in this Agreement) by wire transfer of immediately available funds. If either party fails to pay to (or reimburse) the other party any fee or expense due hereunder (including the Termination Fee), such party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee and/or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee was required to be paid to the date it is paid.


                                   ARTICLE 10
                                 MISCELLANEOUS

         SECTION 10.01. Representations and Warranties. The respective representations and warranties of the Company, on the one hand, and Parent and Merger Sub, on the other hand, contained herein or in any certificates or other documents delivered prior to or at the Closing shall not be deemed waived or otherwise affected by any investigation made by any party. Each and every such representation and warranty shall expire with, and be terminated and extinguished by, the Closing and thereafter none of the Company, Parent or Merger Sub shall be under any liability whatsoever with respect to any such representation or warranty. This Section 10.01 shall have no effect upon any other obligation of the parties hereto, whether to be performed before or after the Effective Time.

         SECTION 10.02. Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken by or on behalf of the respective Boards of Directors of the Company, Parent or Merger Sub, may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein by any other applicable party or in any document, certificate or writing delivered pursuant hereto by any other applicable party or (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.


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


         SECTION 10.03. Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered in person or mailed, certified or registered mail with postage prepaid, or sent by telex, telegram or telecopier, as follows:

          (a)  if to the Company, to it at:

                  Champion International Corporation
                  One Champion Plaza
                  Stamford, Connecticut 06921
                  Telecopy: 203-358-6562
                  Attention: General Counsel

         with a copy (which shall not constitute notice) to:

                  Skadden, Arps, Slate, Meagher & Flom LLP
                  Four Times Square
                  New York, New York 10036
                  Telecopy: 212-735-2000
                  Attention:  Blaine V. Fogg, Esq.
                              Joseph A. Coco, Esq.

          (b)  if to either Parent or Merger Sub, to it at:

                  International Paper Company
                  2 Manhattanville Road
                  Purchase, New York 10577
                  Telecopy: 914-397-1909
                  Attention: General Counsel

         in each case, with a copy (which shall not constitute notice) to:

                  Davis Polk & Wardwell
                  450 Lexington Avenue
                  New York, New York 10017
                  Telecopy: 212-450-5744
                  Attention: Dennis S. Hersch, Esq.

or to such other Person or address as any party shall specify by notice in writing to each of the other parties. All such notices, requests, demands, waivers and communications shall be deemed to have been received on the date of delivery unless if mailed, in which case on the third Business Day after the mailing thereof


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


except for a notice of a change of address, which shall be effective only upon receipt thereof.

         SECTION 10.04. Entire Agreement. This Agreement and the schedules and other documents referred to herein or delivered pursuant hereto, collectively contain the entire understanding of the parties hereto with respect to the subject matter contained herein and supersede all prior agreements and understandings, oral and written, with respect thereto.

         SECTION 10.05. Binding Effect; Benefit; Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto and, with respect to the provisions of Sections 7.10, 7.15(c), 7.15(i) and 7.16 hereof, shall inure to the benefit of the Persons or entities benefitting from the provisions thereof who are intended to be third-party beneficiaries thereof and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties, except that Merger Sub may assign and transfer its right and obligations hereunder to any of its Affiliates. Except as provided in the immediately preceding sentence, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

         SECTION 10.06. Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified and supplemented in writing by the parties hereto in any and all respects before the Effective Time (notwithstanding the Company Shareholder Approval), by action taken by the respective Boards of Directors of Parent, Merger Sub and the Company or by the respective officers authorized by such Boards of Directors or otherwise, as the case may be; provided, however, that after the Company Shareholder Approval, no amendment shall be made which by law requires further approval by the shareholders of the Company without such further approval.

         SECTION 10.07. Further Actions. Each of the parties hereto agrees that, except as otherwise provided in this Agreement and subject to its legal obligations, it will use its reasonable best efforts to fulfill all conditions precedent specified herein, to the extent that such conditions are within its control, and to do all things reasonably necessary to consummate the transactions contemplated hereby.

         SECTION 10.08. Headings. The descriptive headings of the several Articles and Sections of this Agreement are inserted for convenience only, do not


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


constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

         SECTION 10.09. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

         SECTION 10.10. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument.

         SECTION 10.11. Applicable Law. This Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws rules thereof.

         SECTION 10.12. Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

         SECTION 10.13. Waiver of Jury Trial. Each of the parties to this Agreement hereby irrevocably waives all right to a trial by jury in any action, proceeding or counterclaim arising out of or relating to this Agreement or the transactions contemplated hereby.

                            [SIGNATURE PAGE FOLLOWS]


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


         IN WITNESS WHEREOF, each of Parent, Merger Sub and the Company has caused this Agreement to be executed by its officers thereunto duly authorized, all as of the date first above written.

                                            INTERNATIONAL PAPER COMPANY


                                            By:
                                               --------------------------------
                                                Name:
                                                Title:


                                            CONDOR ACQUISITION
                                            CORPORATION


                                            By:
                                               --------------------------------
                                                Name:
                                                Title:


                                            CHAMPION INTERNATIONAL
                                            CORPORATION


                                            By:
                                               --------------------------------
                                                Name:
                                                Title:

                                                                        ANNEX I


         Notwithstanding any other provision of the Offer, but subject to compliance with Section 2.01(a) of the Agreement and Plan of Merger dated as of May [_], 2000 among Parent, Merger Sub and the Company (the "Merger Agreement") (each defined term used herein shall have the meaning assigned to such term in the Merger Agreement), Merger Sub shall not be required to accept for payment or pay for any shares of Company Common Stock tendered pursuant to the Offer, and may terminate or amend the Offer in accordance with the Merger Agreement, if (i) prior to the expiration date of the Offer, (A) the Minimum Condition shall not have been satisfied, or (B) the applicable waiting period under the HSR Act, any of the European Antitrust Laws or the Competition Act shall not have expired or been terminated or (ii) at any time on or after the date of the Merger Agreement and prior to the expiration date of the Offer, any of the following conditions exists:

         (a) there shall have been issued by any federal, state or foreign court or by any federal, state or foreign governmental or regulatory agency, body or authority and be in effect a preliminary or permanent injunction or other order which prohibits, restrains, restricts or enjoins the consummation of the Offer; or

         (b) there shall have been enacted, entered, promulgated or enforced by any court or governmental authority any federal, state or foreign statute, rule, regulation, executive order, decree or order of any kind which prohibits, restrains, restricts or enjoins the consummation of the Offer or has the effect of making the Offer illegal; or

         (c) any event shall have occurred that has had or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

         (d) (i) the Company shall have breached or failed to perform in all material respects any of its obligations under the Merger Agreement, (ii) any of the representations and warranties of the Company contained in the Merger Agreement that are qualified by reference to a Company Material Adverse Effect shall not be true when made or at any time prior to the consummation of the Offer as if made at and as of such time (other than representations and warranties which by their terms address matters only as of another specified date, which shall be true and correct only as of such date), or (iii) any of the representations and warranties of the Company contained in the Merger Agreement that are not so qualified shall not be true when made or at any time prior to the consummation of the Offer as if made at and as of such time (other than representations and warranties which by their terms address matters only as of another specified date, which shall be true and correct only as of such date), except, in the case of clause (iii) only, for such inaccuracies as are not reasonably likely to, individually or in the aggregate, result in a Company Material Adverse Effect; or

         (e) the Merger Agreement shall have been terminated in accordance with its terms;

which, in the sole judgment of Parent in any such case, and regardless of the circumstances (including any action or omission by Parent) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.


                                       2